UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 5, 2022

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics”, “we” or the “Company”) for each of the three and nine month periods ended September 30, 2022 and 2021. All of these financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2021 annual report filed on Form 20-F with the Securities and Exchange Commission (the “SEC”) on April 1, 2022 (the “2021 Form 20-F”) and the unaudited condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, risks relating to: global and regional economic and political conditions; changes in demand for the transportation or storage of grain and mineral commodities and petroleum products; the planned development of Navios Logistics’ Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities; changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, wars, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of global pandemics; the aging of our fleets and resultant increases in operating costs; loss of any customer or charter or vessel; the financial condition of our customers; changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; increases in costs and expenses related to the operation of vessels (including but not limited to costs associated with crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses); the expected cost of, and the ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by charterers; competitive factors in the markets in which Navios Logistics operates; risks associated with operations outside the United States; and other factors listed from time to time in the filings Navios Logistics makes with the SEC, including its Forms 20-F and Forms 6-K, including the section entitled “Item 3. Key Information — D. Risk Factors” in the 2021 Form 20-F. Navios Logistics expressly disclaims any obligation or undertaking to release publicly any update or revision to any forward-looking statements contained herein to reflect any change in our expectations with respect to any such statement, or any change in events, conditions or circumstances on which any such statement is based.

Recent Developments

Management Succession for Navios Logistics

George Achniotis, Chief Financial Officer of Navios Holdings, has been appointed as the new Chief Executive Officer of Navios Logistics. Other changes on the executive team include the promotions of Ioannis Karyotis as Chief Operating Officer, Enrique Ferrando as Chief Financial Officer and Mariana Rebolo as Chief Risk Officer as well as changes in the commercial and business development teams.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest infrastructure and logistics companies in the Hidrovia region river system, the main navigable river system in the region (the “Hidrovia region”), and on the cabotage trades along the southeastern coast of South America. We serve our customers in the Hidrovia region through our three existing port storage and transfer facilities (the “Port Terminal Business”). The Port Terminal Business comprises our grain port terminal (the “Grain Port Terminal”), our iron-ore port terminal (the “Iron Ore Port Terminal”), and our liquid port terminal (the “Liquid Port Terminal”). We complement these three Port Terminals with a diverse fleet of 271 barges and 30 pushboats that operate in our barge business (the “Barge Business”), and seven vessels comprising five tankers, one bunker vessel, and one river and estuary product tanker, all of which operate in our cabotage business (the “Cabotage Business”). We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

Ports

We own three port-storage and transfer facilities: our Grain Port Terminal, which supports agricultural and forest-related exports; our Iron Ore Port Terminal, which supports mineral-related exports; and our Liquid Port Terminal, which provides tank storage for refined petroleum products. The Grain Port Terminal and the Iron Port Terminal are located in Nueva Palmira, Uruguay and the Liquid Port Terminal is located in San Antonio, Paraguay. Our port facilities in Nueva Palmira have a total static grain-storage capacity of 460,000 metric tons, and a mineral-ore-stockpile capacity of 876,000 tons. Our port facility in San Antonio has a total static storage capacity of 65,660 cubic meters. Our Grain Port Terminal, together with the Iron Ore Terminal, may be collectively referred to in this report as our “Dry Port Terminals.”

Fleet

Our current core fleet consists of a total of 308 owned vessels, barges and pushboats.

The following is the current core fleet as of December 5, 2022:

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges Fleet*	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	213	402,050 DWT	Dry Cargo
Tank Barges	55	168,139 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	301

Product Tanker Fleet **	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		78,942

*	The table above excludes certain barges that the Company has agreed to sell in the near-term future.
**

On October 24, 2022, the Company completed the sale of the vessel Malva H (“Malva H”). For additional information on the sale of Malva H, please see Note 5 “Tangible fixed assets and assets under construction” included elsewhere in this report.

Chartering Arrangements

We continually monitor developments in the shipping industry and make decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions, in order to implement our overall business strategy. In the Barge Business, we typically operate under a mix of time charters and contracts of affreightment (“CoAs”) having one-to five-year terms (some of which have minimum guaranteed volumes) and spot contracts. In the Cabotage Business, we typically operate under time charters with terms in excess of one year. Some of our charters provide fixed pricing, minimum volume requirements, and adjustment formulas for labor cost and fuel price.

Factors Affecting Navios Logistics’ Results of Operations

For further discussion on factors affecting our results of operations, see “Item 3. Key Information — D. Risk Factors” included in the 2021 Form 20-F. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3. Key Information—D. Risk Factors— Risks Relating to the Countries in which we Operate—Risks Relating to Argentina.” “—Risks Relating to Uruguayan Free Zone Regulation” and “—Other Risks Relating to the Countries in which We Operate” in the 2021 Form 20-F.

Contract Rates

The shipping and logistics industry have been highly volatile in the recent past. In order to maximize the utilization of our fleet and storage capacity, we must be able to renew the contracts that utilize our fleet and ports upon the expiration or termination of current contracts. This ability depends mainly upon economic conditions in the economic sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transshipment and storage of commodities.

Weather Conditions

In our Barge Business, we transport cargoes along the Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira (Uruguay) (the “Hidrovia Waterway”). Thus, changes adversely affecting the region, such as low water levels, could reduce or limit our ability to transport cargo effectively along the Hidrovia Waterway. Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports, stores, and transships and this could result in a reduction in demand for our port and transportation services. For example, in 2021, throughput of our Grain Port Terminal was affected by lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia resulting from a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina. These weather conditions resulted in water levels in the Paraná River dropping to their lowest levels in decades, which also adversely affected our Barge Business.

Foreign Currency Transactions

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Uruguayan pesos, Argentine peso, Brazilian real and Paraguayan guarani. We use the U.S. dollar as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of our foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact their operations in either U.S. dollars or Uruguayan pesos, Argentine peso, Brazilian reais and Paraguayan guaranies, respectively; however, the subsidiaries’ primary cash flows are recorded in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of profit/(loss).

Inflation and Fuel Price Increases

The impact of inflation on prices in the South American countries in which we operate and the effects of the current war in Ukraine may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for our Barge and Cabotage Businesses, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. With respect to the Dry Port Terminals operations in Uruguay, the high season is mainly from April to September, linked with the South American harvest and the arrival of barges down the river. The high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia Waterway could adversely affect our operations and volumes transported to the extent that water levels are not high enough to accommodate the draft of a heavily laden vessel. In that case, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. Depending on water levels, such vessels could be prevented entirely from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer and to incur increased voyage expenses. Such circumstances reduce the effective available carrying capacity of the vessel for the year. Our Liquid Port Terminal and our Cabotage Business are not significantly affected by seasonality as the operations of the Liquid Port Terminal and Cabotage Business are primarily linked to refined petroleum products, and not really affected by water levels.

Statement of Operations Breakdown by Segments

We report our operations based on three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. The Port Terminal Business segment includes the operating results of our Dry Port Terminals and the Liquid Port Terminal operations. Our Dry Port Terminals comprise our Grain Port Terminal and our Iron Ore Port Terminal, each of which is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. Our Liquid Port Terminal is an up-river port terminal with tank storage for refined petroleum products, and oil and gas, located in San Antonio, Paraguay, approximately 17 miles by river from the capital, Asunción.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2022 and 2021. This information was derived from Navios Logistics’ unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars-except other operating data)	Three month period ended September 30, 2022 (unaudited)	Three month period ended September 30, 2021 (unaudited)	Nine month period ended September 30, 2022 (unaudited)	Nine month period ended September 30, 2021 (unaudited)
Revenue	$74,134	$63,281	$201,886	$173,660
Cost of sales	(51,863)	(44,928)	(136,039)	(121,147)

Gross profit	$22,271	$18,353	$65,847	$52,513
Administrative expenses	(4,200)	(3,754)	(11,977)	(10,783)
Other operating income	451	85	1,135	1,159
Other operating expenses	(1,332)	(1,300)	(3,758)	(3,148)
Allowance for expected credit losses on financial assets	(12)	(193)	(240)	(341)

Operating profit	$17,178	$13,191	$51,007	$39,400
Finance income	107	570	163	4,596
Finance costs	(15,426)	(15,283)	(46,633)	(45,212)
Foreign exchange differences, net and other financial results	(740)	907	3,258	2,602
Loss from mark to market and disposal of financial asset	—	(24,149)	—	(24,149)

Profit/(loss) before tax	$1,119	$(24,764)	$7,795	$(22,763)
Income tax benefit/(expense)	489	(3,670)	(195)	(4,008)

Profit/(loss) for the period	$1,608	$(28,434)	$7,600	$(26,771)

Other Operating Data
Grain Port Terminal—tons of cargo moved	1,315,732	951,778	3,378,625	2,332,667
Iron Ore Port Terminal—tons of cargo moved	448,865	215,325	756,550	680,771
Liquid Port Terminal—cubic meters of stored liquid cargos	204,924	110,341	571,898	347,346
Liquid Port Terminal—cubic meters of sales of products	100	6,857	2,395	11,921
Barge Business—cubic meters of liquid cargos	137,285	169,556	519,945	449,244
Barge Business—dry cargo tons	288,996	329,732	903,533	1,095,585
Cabotage Business—cubic meters of liquid cargos	594,381	414,945	1,565,354	1,315,545
Cabotage Business—available days	736	736	2,147	2,184
Cabotage Business—operating days	622	461	1,698	1,506
Revenues per Segment
Port Terminal Business	$33,048	$30,388	$91,859	$79,727
Revenue—Grain Port Terminal	$13,255	$10,185	$37,180	$26,186
Revenue—Iron Ore Port Terminal	$18,117	$13,752	$48,034	$41,147
Revenue—Liquid Port Terminal	$1,561	$1,496	$4,636	$3,944
Sales of products—Liquid Port Terminal	$115	$4,955	$2,009	$8,450
Barge Business	$25,080	$22,389	$69,908	$65,848
Cabotage Business	$16,006	$10,504	$40,119	$28,085

For the three month period ended September 30, 2022 compared to the three month period ended September 30, 2021

Revenue

The following table presents our revenues for the three month periods ended September 30, 2022 and 2021:

	Three month period ended September 30, 2022				Three month period ended September 30, 2021
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time chartering revenue	$—	$16,279	$1,391	$17,670	$—	$8,632	$2,335	$10,967
CoA/Voyage revenue	—	51	23,669	23,720	—	2,047	20,122	22,169
Port terminal revenue	32,933	—	—	32,933	25,433	—	—	25,433
Turnover tax	—	(324)	20	(304)	—	(175)	(68)	(243)

Time charter, voyage and port terminal revenues	$32,933	$16,006	$25,080	$74,019	$25,433	$10,504	$22,389	$58,326

Sale of Products-Liquid Port Terminal	$115	—	—	$115	$4,955	—	—	$4,955

Total Revenue	$33,048	$16,006	$25,080	$74,134	$30,388	$10,504	$22,389	$63,281

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended September 30, 2022, Navios Logistics’ time charter, voyage and port terminal revenues increased by $15.7 million, or 26.9%, to $74.0 million, as compared to $58.3 million for the same period during 2021. Revenue from the Port Terminal Business increased by $7.5 million, or 29.5%, to $32.9 million for the three month period ended September 30, 2022, as compared to $25.4 million for the same period during 2021. The increase was attributable to higher volumes transshipped in the Grain Port Terminal mainly due to increased Uruguayan soybean production and exports, and higher tariffs and volumes transshipped in the Iron Ore Port Terminal. Revenue from the Cabotage Business increased by $5.5 million, or 52.4%, to $16.0 million for the three month period ended September 30, 2022, as compared to $10.5 million for the same period during 2021. The increase was mainly attributable to more operating days in the three month period ended September 30, 2022, as compared to the same period during 2021. Revenue from the Barge Business increased by $2.7 million, or 12.0%, to $25.1 million for the three month period ended September 30, 2022, as compared to $22.4 million for the same period during 2021, mainly due to a $3.5 million increase in CoA/voyage revenues to $23.7 million, as compared to $20.1 million for the same period during 2021, partially mitigated by a $0.9 million decrease in time charter revenues.

Sales of Products- Liquid Port Terminal: For the three month period ended September 30, 2022, Navios Logistics’ sales of products decreased by $4.9 million or 97.7% to $0.1 million, as compared to $5.0 million for the same period during 2021. This decrease was mainly attributable to the decrease in the Paraguayan Liquid Port Terminal’s volumes of products sold.

Cost of Sales

The following table presents our cost of sales for the three month periods ended September 30, 2022 and 2021:

	Three month period ended September 30, 2022				Three month period ended September 30, 2021
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time charter, voyage and port terminal expenses	$6,037	$338	$13,440	$19,815	$4,886	$880	$9,980	$15,746
Direct vessel expenses	—	11,631	7,918	19,549	—	7,040	8,312	15,352
Cost of products sold-Liquid Port Terminal	127	—	—	127	4,854	—	—	4,854
Depreciation and amortization	2,230	1,454	5,493	9,177	2,154	1,407	5,415	8,976
Impairment loss	—	778	2,417	3,195	—	—	—	—

Total cost of sales	$8,394	$14,201	$29,268	$51,863	$11,894	$9,327	$23,707	$44,928

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $4.1 million, or 25.8%, to $19.8 million for the three month period ended September 30, 2022, as compared to $15.7 million for the same period during 2021. Time charter and voyage expenses of the Barge Business increased by $3.4 million, or 34.6%, to $13.4 million for the three month period ended September 30, 2022, as compared to $10.0 million for the same period during 2021, mainly due to higher fuel prices. Port terminal expenses increased by $1.1 million, or 23.6%, to $6.0 million for the three month period ended September 30, 2022, as compared to $4.9 million for the same period during 2021, mainly due to higher volumes transshipped in the Grain Port Terminal and the Iron Ore Port Terminal. The overall increase was partially mitigated by a $0.6 million, or 61.6%, decrease in time charter and voyage expenses of the Cabotage Business to $0.3 million for the three month period ended September 30, 2022, as compared to $0.9 million for the same period during 2021.

Direct Vessel Expenses: Direct vessel expenses increased by $4.2 million, or 27.4%, to $19.6 million for the three month period ended September 30, 2022, as compared to $15.4 million for the same period during 2021. Direct vessel expenses of the Cabotage Business increased by $4.6 million, or 65.2%, to $11.6 million for the three month period ended September 30, 2022, as compared to $7.0 million for the same period during 2021, mainly due to increased crew payroll and related costs. Direct vessel expenses of the Barge Business decreased by $0.4 million, or 4.7%, to $7.9 million for the three month period ended September 30, 2022, as compared to $8.3 million for the same period during 2021. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold- Liquid Port Terminal: For the three month period ended September 30, 2022, Navios Logistics’ cost of products sold decreased by $4.8 million, or 97.4%, to $0.1 million, as compared to $4.9 million for the same period during 2021. This decrease was mainly attributable to the decrease in the Paraguayan Liquid Port Terminal’s volumes of products sold.

Depreciation and Amortization: For the three month period ended September 30, 2022, Navios Logistics’ depreciation and amortization increased by $0.2 million, or 2.3%, to $9.2 million, as compared to $9.0 million for the same period during 2021. Depreciation and amortization in the Barge Business increased by $0.1 million, or 1.5%, to $5.5 million for the three month period ended September 30, 2022, as compared to $5.4 million for the same period during 2021. Depreciation and amortization in the Cabotage Business increased by $0.1 million, or 3.3%, to $1.5 million for the three month period ended September 30, 2022, as compared to $1.4 million for the same period during 2021. Depreciation and amortization in the Port Terminal Business remained stable at $2.2 million for each of the three month periods ended September 30, 2022 and 2021.

Impairment Loss: Impairment loss incurred in the three month period ended September 30, 2022 was $3.2 million as compared to nil for the same period during 2021, and was due to (i) $0.8 million incurred in the Cabotage Business resulting from the sale of the vessel Malva H; and (ii) $2.4 million incurred in the Barge Business in relation to certain barges. For additional information, also refer to Note 5 “Tangible fixed assets and assets under construction” included elsewhere in this report.

Administrative Expenses

Administrative expenses increased by $0.4 million, or 11.9%, to $4.2 million for the three month period ended September 30, 2022, as compared to $3.8 million for the same period during 2021. This increase was due mainly to an increase in payroll and related costs. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally based on headcount.

Other Operating Income

Other operating income increased by $0.4 million to $0.5 million for the three month period ended September 30, 2022, as compared to less than $0.1 million for the same period during 2021. Other operating income in the Cabotage Business increased by $0.2 million to $0.2 million for the three month period ended September 30, 2022, as compared to nil for the same period of 2021. Other operating income in the Barge Business increased by $0.2 million to $0.2 million for the three month period ended September 30, 2022, as compared to less than $0.1 million for the same period during 2021. Other operating income in the Port Terminal Business was nil for each of the three month periods ended September 30, 2022 and 2021.

Other Operating Expenses

Other operating expenses remained stable at $1.3 million for each of the three month periods ended September 30, 2022 and 2021. Other operating expenses in the Barge Business decreased by $0.4 million, or 41.6%, to $0.5 million for three month period ended September 30, 2022, as compared to $0.9 million for the same period during 2021. This decrease was mainly due to decreased taxes other than income taxes. Other operating expenses in the Port Terminal Business decreased by less than $0.1 million to less than $0.1 million income for the three month period ended September 30, 2022, as compared to less than $0.1 million expense for the same period during 2021. The overall decrease was partially mitigated, by a $0.4 million increase in other operating expenses in the Cabotage Business to $0.8 million for the three month period ended September 30, 2022, as compared to $0.4 million the same period during 2021. This increase was attributable mainly to increased taxes other than income taxes, derived from an increase in revenues in the Cabotage Business during the period presented.

Allowance for Expected Credit Losses on Financial Assets

Allowance for expected credit losses on financial assets decreased to less than $0.1 million for the three month period ended September 30, 2022, as compared to $0.2 million for the same period during 2021.

Operating Profit/(Loss)

Operating profit increased by $4.0 million, or 30.2%, to $17.2 million for the three month period ended September 30, 2022, as compared to $13.2 million for the same period during 2021. Operating profit in the Port Terminal Business increased by $6.1 million, or 34.8%, to $23.7 million for the three month period ended September 30, 2022, as compared to $17.6 million for the same period during 2021. The increase was mainly attributable to (i) an increase in revenue and (ii) a decrease in other operating expense, partially mitigated by (i) an increase in port terminal expenses and (ii) an increase in administrative expenses. Operating profit in the Cabotage Business increased by $0.3 million to $0.5 million for the three month period ended September 30, 2022, as compared to $0.2 million for the same period during 2021. The increase was mainly attributable to (i) an increase in revenue, (ii) a decrease in time charter and voyage and (iii) an increase in other operating income, partially mitigated by (i) an increase in direct vessel expenses, (ii) impairment loss incurred in the current period presented, (iii) an increase in other operating expenses, (iv) an increase in administrative expenses, and (v) an increase in depreciation and amortization. Operating loss in the Barge Business increased by $2.4 million or 53.5% to $7.0 million for the three month period ended September 30, 2022 as compared to $4.6 million for the same period during 2021. The increase was mainly attributable to (i) an increase in time charter and voyage expenses, (ii) impairment loss incurred in the current period presented, (iii) an increase in administrative expenses and (iv) an increase in depreciation and amortization, partially mitigated by (i) an increase in revenues, (ii) a decrease in direct vessel expenses, (iii) a decrease in other operating expenses, (iv) a decrease in allowance for expected credit losses on financial assets and (v) an increase in other operating income.

Finance Income

Finance income decreased by $0.5 million, or 81.2%, to $0.1 million for the three month period ended September 30, 2022, as compared to $0.6 million for the same period during 2021. The overall decrease was mainly due to the repayment in full of the Navios Holdings Loan Agreement (as defined herein) on July 30, 2021. For further information on finance income, refer to Note 10 “Related Party Disclosures” of our unaudited condensed financial statements included elsewhere in this report. Finance income is allocated to our business segments pro rata to the book value of our tangible assets.

Finance Costs

Finance costs increased by $0.1 million, or 0.9%, to $15.4 million for the three month period ended September 30, 2022, as compared to $15.3 million for the same period during 2021. These variations were mainly attributable to the higher weighted average interest rate for the three month period ended September 30, 2022. The annualized weighted average interest rates of the Company’s total borrowings were 10.11% and 9.91% for the three month periods ended September 30, 2022 and 2021, respectively. For additional information, also refer to Note 8 “Interest-bearing loans and Borrowings” included elsewhere in this report. The finance costs of our 2025 Notes are allocated to our business segments pro rata to the book value of our tangible assets.

Foreign Exchange Differences, Net and Other Financial Results

Loss from foreign exchange differences, net and other financial results increased by $1.6 million to $0.7 million for the three month period ended September 30, 2022, as compared to $0.9 million gain for the same period during 2021. Loss from foreign exchange differences, net and other financial results in the Barge Business increased by $1.5 million to $0.6 million for the three month period ended September 30, 2022, as compared to $0.9 million gain for the same period during 2021. Gain from foreign exchange differences, net and other financial results in the Cabotage Business decreased by $0.1 million to nil for the three month period ended September 30, 2022, as compared to $0.1 million for the same period during 2021. Loss from foreign exchange differences, net and other financial results in the Port Terminal Business remained stable at $0.1 million for each of the three month periods ended September 30, 2022 and 2021. The overall loss was mainly attributable to the unfavorable impact of the fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conduct our operations.

Loss from Mark to Market and Disposal of Financial Asset

Loss from mark to market and disposal of financial asset decreased by $24.1 million to nil for the three month period ended September 30, 2022, as compared to $24.1 million for the same period during 2021. Following the repayment of the Navios Holdings Loan Agreement (as defined herein) and the sale of the Shares (as defined herein), a loss of $24.1 million was recognized in the statement of profit/(loss) under the caption “Loss from mark to market and disposal of financial asset” for the three month period ended September 30, 2021. Loss from mark to market and disposal of financial asset has been allocated to our business segments pro rata to the book value of our tangible assets.

Income Tax (Expense)/Benefit

Income tax benefit increased by $4.2 million to $0.5 million for the three month period ended September 30, 2022, as compared to $3.7 million income tax expense for the same period during 2021. Income tax expense of the Cabotage Business decreased by $2.3 million to less than $0.1 million for the three month period ended September 30, 2022, as compared to $2.3 million for the same period during 2021. Income tax benefit of the Barge Business increased by $1.9 million to $0.5 million for the three month period ended September 30, 2022, as compared to $1.4 million income tax expense for the same period during 2021.

Profit/(Loss) for the Period

Profit for the period increased by $30.0 million to $1.6 million for the three month period ended September 30, 2022, as compared to $28.4 million loss for the same period during 2021. Profit for the period in the Port Terminal Business increased by $14.2 million to $17.3 million for the three month period ended September 30, 2022, as compared to $3.1 million for the same period during 2021. The increase was mainly attributable to (i) an increase in operating profit and (ii) decreased loss from mark to market and disposal of financial asset, incurred in prior period, partially mitigated by (i) an increase in finance costs and (ii) a decrease in finance income. Loss for the period in the Barge Business decreased by $8.1 million, or 37.1%, to $13.9 million for the three month period ended September 30, 2022, as compared to $22.0 million for the same period during 2021. The decrease was mainly attributable to (i) decreased loss from mark to market and disposal of financial asset, incurred in prior period and (ii) an increase in income tax benefit, partially mitigated by (i) an increase in operating loss, (ii) an increase in loss from foreign exchange differences, net and other financial results, (iii) a decrease in finance income, and (iv) an increase in finance costs. Loss for the period in the Cabotage Business decreased by $7.7 million, or 80.8%, to $1.8 million for the three month period ended September 30, 2022, as compared to $9.5 million for the same period during 2021. The decrease was mainly attributable to (i) a decrease in loss from mark to market and disposal of financial asset, incurred in prior period, (ii) a decrease in income tax expense, (iii) a decrease in finance costs; and (iv) an increase in operating income; partially mitigated by (i) a decrease in finance income and (ii) a decrease in gain from foreign exchange differences, net and other financial results.

For the nine month period ended September 30, 2022 compared to the nine month period ended September 30, 2021

Revenue

The following table presents our revenues for the nine month periods ended September 30, 2022 and 2021:

	Nine month period ended September 30, 2022				Nine month period ended September 30, 2021
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time chartering revenue	$—	$38,957	$3,914	$42,871	$—	$25,557	$7,383	$32,940
CoA/Voyage revenue	—	1,935	66,111	68,046	—	3,001	58,650	61,651
Port terminal revenue	89,850	—	—	89,850	71,277	—	—	71,277
Turnover tax	—	(773)	(117)	(890)	—	(473)	(185)	(658)

Time charter, voyage and port terminal revenues	$89,850	$40,119	$69,908	$199,877	$71,277	$28,085	$65,848	$165,210

Sale of Products-Liquid Port Terminal	$2,009	—	—	$2,009	$8,450	—	—	$8,450

Total Revenue	$91,859	$40,119	$69,908	$201,886	$79,727	$28,085	$65,848	$173,660

Time Charter, Voyage and Port Terminal Revenues: For the nine month period ended September 30, 2022, Navios Logistics’ time charter, voyage and port terminal revenues increased by $34.7 million, or 21.0%, to $199.9 million, as compared to $165.2 million for the same period during 2021. Revenue from the Port Terminal Business increased by $18.6 million, or 26.1%, to $89.9 million for the nine month period ended September 30, 2022, as compared to $71.3 million for the same period during 2021. The increase was attributable to higher volumes transshipped in the Grain Port Terminal mainly due to increased Uruguayan soybean production and exports, and higher tariffs and volumes transshipped in the Iron Ore Port Terminal. Revenue from the Cabotage Business increased by $12.0 million, or 42.8%, to $40.1 million for the nine month period ended September 30, 2022, as compared to $28.1 million for the same period during 2021, mainly due to more operating days in the nine month period ended September 30, 2022, as compared to the same period during 2021. Revenue from the Barge Business increased by $4.1 million, or 6.2%, to $69.9 million for the nine month period ended September 30, 2022, as compared to $65.8 million for the same period during 2021, mainly due to a $7.5 million, or 12.7%, increase in CoA/voyage revenues to $66.1 million, as compared to $58.7 million for the same period during 2021, partially mitigated by a $3.5 million, or 47.0%, decrease in time charter revenues to $3.9 million, as compared to $7.4 million for the same period during 2021.

Sales of Products- Liquid Port Terminal: For the nine month period ended September 30, 2022, Navios Logistics’ sales of products decreased by $6.5 million, or 76.2%, to $2.0 million, as compared to $8.5 million for the same period during 2021. This decrease was mainly attributable to the decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Cost of Sales

The following table presents our costs of sales for the nine month periods ended September 30, 2022 and 2021:

	Nine month period ended September 30, 2022				Nine month period ended September 30, 2021
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time charter, voyage and port terminal expenses	$16,085	$1,621	$32,999	$50,705	$13,809	$2,560	$26,198	$42,567
Direct vessel expenses	—	28,374	24,886	53,260	—	19,523	25,115	44,638
Cost of products sold-Liquid Port Terminal	1,805	—	—	1,805	8,200	—	—	8,200
Depreciation and amortization	6,608	3,999	16,467	27,074	6,514	4,098	15,130	25,742
Impairment loss	—	778	2,417	3,195	—	—	—	—

Total cost of sales	$24,498	$34,772	$76,769	$136,039	$28,523	$26,181	$66,443	$121,147

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $8.1 million, or 19.1%, to $50.7 million for the nine month period ended September 30, 2022, as compared to $42.6 million for the same period during 2021. Time charter and voyage expenses of the Barge Business increased by $6.8 million, or 26.0%, to $33.0 million for the nine month period ended September 30, 2022, as compared to $26.2 million for the same period during 2021, mainly due to higher fuel prices. Port terminal expenses increased by $2.3 million, or 16.5%, to $16.1 million for the nine month period ended September 30, 2022, as compared to $13.8 million for the same period during 2021, mainly due to higher volumes transshipped in the Grain Port Terminal and the Iron Ore Port Terminal. The overall increase was partially mitigated by a $1.0 million, or 36.7%, decrease in time charter and voyage expenses of the Cabotage Business to $1.6 million for the nine month period ended September 30, 2022, as compared to $2.6 million for the same period during 2021, mainly due to fewer spot trips performed during the period.

Direct Vessel Expenses: Direct vessel expenses increased by $8.7 million, or 19.3%, to $53.3 million for the nine month period ended September 30, 2022, as compared to $44.6 million for the same period during 2021. Direct vessel expenses of the Cabotage Business increased by $8.9 million, or 45.3%, to $28.4 million for the nine month period ended September 30, 2022, as compared to $19.5 million for the same period during 2021, mainly due to increased crew payroll and related costs. Direct vessel expenses of the Barge Business decreased by $0.2 million, or 0.9%, to $24.9 million for the nine month period ended September 30, 2022, as compared to $25.1 million for the same period during 2021. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold- Liquid Port Terminal: For the nine month period ended September 30, 2022, Navios Logistics’ cost of products sold decreased by $6.4 million, or 78.0%, to $1.8 million, as compared to $8.2 million for the same period during 2021. This decrease was mainly attributable to the decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Depreciation and Amortization: For the nine month period ended September 30, 2022, Navios Logistics’ depreciation and amortization increased by $1.4 million, or 5.2%, to $27.1 million, as compared to $25.7 million for the same period during 2021. Depreciation and amortization in the Barge Business increased by $1.4 million, or 8.8%, to $16.5 million for the nine month period ended September 30, 2022, as compared to $15.1 million for the same period during 2021, mainly due to the delivery of the three pushboats and 18 tank barges acquired in the first quarter of 2021 (the “2020 Fleet”). Depreciation and amortization in the Port Terminal Business increased by $0.1 million, or 1.4%, to $6.6 million for the nine month period ended September 30, 2022, as compared to $6.5 million for the same period during 2021. Depreciation and amortization in the Cabotage Business decreased by $0.1 million, or 2.4%, to $4.0 million for the nine month period ended September 30, 2022, as compared to $4.1 million for the same period during 2021.

Impairment Loss: Impairment loss incurred in the nine period ended September 30, 2022 was $3.2 million, as compared to nil for the same period during 2021, and was sue to (i) $0.8 million incurred in the Cabotage Business resulting from the sale of the vessel Malva H; and (ii) $2.4 million incurred in the Barge Business in relation to certain barges. For additional information, please refer to Note 5 “Tangible fixed assets and assets under construction” included elsewhere in this report.

Administrative Expenses

Administrative expenses increased by $1.2 million, or 11.1%, to $12.0 million for the nine month period ended September 30, 2022, as compared to $10.8 million for the same period during 2021. This increase was due mainly to an increase in professional fees, salaries and travel expense. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally based on headcount.

Other Operating Income

Other operating income decreased by $0.1 million, or 2.1%, to $1.1 million for the nine month period ended September 30, 2022, as compared to $1.2 million for the same period during 2021. Other operating income in the Port Terminal Business decreased by $0.6 million to nil for the nine month period ended September 30, 2022, as compared to $0.6 million for the same period of 2021, mainly due to an insurance claim settlement during the nine month period ended September 30, 2021. Other operating income in the Cabotage Business increased by $0.3 million to $0.3 million for the nine month period ended September 30, 2022, as compared to nil for the same period during 2021. Other operating income in the Barge Business increased by $0.3 million to $0.9 million for the nine month period ended September 30, 2022, as compared to $0.6 million for the same period during 2021.

Other Operating Expenses

Other operating expenses increased by $0.7 million, or 19.4%, to $3.8 million for the nine month period ended September 30, 2022, as compared to $3.1 million for the same period during 2021. Other operating expenses in the Cabotage Business increased by $0.6 million, or 58.8%, to $1.6 million for the nine month period ended September 30, 2022, as compared to $1.0 million the same period during 2021. This increase was mainly due to increased taxes other than income taxes, derived from an increase in revenues in the Cabotage Business during the same period. Other operating expenses in the Barge Business remained stable at $2.1 million for each of the nine month periods ended September 30, 2022 and 2021. Other operating expenses in the Port Terminal Business was nil for each of the nine month periods ended September 30, 2022 and 2021.

Allowance for Expected Credit Losses on Financial Assets

Allowance for expected credit losses on financial assets decreased by $0.1 million, or 29.6%, to $0.2 million for the nine month period ended September 30, 2022, as compared to $0.3 million for the same period during 2021.

Operating Profit/(Loss)

Operating profit increased by $11.6 million, or 29.5%, to $51.0 million for the nine month period ended September 30, 2022, as compared to $39.4 million for the same period during 2021. Operating profit in the Port Terminal Business increased by $15.3 million, or 31.2%, to $64.5 million for the nine month period ended September 30, 2022, as compared to $49.2 million for the same period during 2021. The increase was mainly attributable to increased revenue, partially mitigated by (i) an increase in port terminal expenses, (ii) a decrease in other operating income, (iii) an increase in administrative expenses and (iv) an increase in depreciation and amortization. Operating profit in the Cabotage Business increased by $2.9 million to $2.1 million for the nine month period ended September 30, 2022, as compared to $0.8 million loss for the same period during 2021. The increase was mainly attributable to (i) an increase in revenue, (ii) a decrease in time charter and voyage expenses, (iii) an increase in other operating income and (iv) a decrease in depreciation and amortization, partially mitigated by (i) an increase in direct vessel expenses, (ii) impairment loss incurred during the current period presented, (iii) an increase in other operating expenses and (iv) an increase in administrative expenses. Operating loss in the Barge Business increased by $6.7 million, or 73.5%, million to $15.7 million for the nine month period ended September 30, 2022 as compared to $9.0 million for the same period during 2021. The increase was mainly attributable to (i) an increase in time charter and voyage expenses, (ii) impairment loss incurred during the current period presented, (iii) an increase in depreciation and amortization and (iv) an increase in administrative expense, partially mitigated by (i) an increase in revenue, (ii) an increase in other operating income and (iii) a decrease in direct vessel expenses.

Finance Income

Finance income decreased by $4.4 million, or 96.5%, to $0.2 million for the nine month period ended September 30, 2022, as compared to $4.6 million for the same period during 2021. The overall decrease was mainly due to the repayment in full of the Navios Holdings Loan Agreement on July 30, 2021. For further information on finance income, refer to Note 10 “Related Party Disclosures” of our unaudited condensed financial statements included elsewhere in this report. Finance income is allocated to our business segments pro rata to the book value of our tangible assets.

Finance Costs

Finance costs increased by $1.4 million, or 3.1%, to $46.6 million for the nine month period ended September 30, 2022, as compared to $45.2 million for the same period during 2021. These variations were mainly attributable to the higher weighted average interest rate for the nine month period ended September 30, 2022, due to the drawdowns of (a) the 2022 BBVA Facility (as defined herein) and (b) the Santander Facility (as defined herein), and the lower capitalized finance costs following the completion of the construction of the six liquid barges during the first quarter of 2021. The annualized weighted average interest rates of the Company’s total borrowings were 10.15% and 9.97% for the nine month periods ended September 30, 2022 and 2021, respectively. For additional information, also refer to Note 8 “Interest-bearing loans and Borrowings” included elsewhere in this report. The finance costs of our 2025 Notes are allocated to our business segments pro rata to the book value of our tangible assets.

Foreign Exchange Differences, Net and Other Financial Results

Gain from foreign exchange differences, net and other financial results increased by $0.7 million, or 25.2%, to $3.3 million for the nine month period ended September 30, 2022, as compared to $2.6 million for the same period during 2021. Gain from foreign exchange differences, net and other financial results in the Barge Business increased by $0.4 million, or 16.0%, to $3.4 million for the nine month period ended September 30, 2022, as compared to $3.0 million for the same period during 2021. Loss from foreign exchange differences, net and other financial results in the Cabotage Business decreased by $0.3 million to nil for the nine month period ended September 30, 2022, as compared to $0.3 million for the same period during 2021. Loss from foreign exchange differences, net and other financial results in the Port Terminal Business increased by $0.1 million to $0.2 million for the nine month period ended September 30, 2022, as compared to less than $0.1 million for the same period during 2021. The overall gain was mainly attributable to the favorable impact of the fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conduct our operations.

Loss from Mark to Market and Disposal of Financial Asset

Loss from mark to market and disposal of financial asset decreased by $24.1 million to nil for the nine month period ended September 30, 2022, as compared to $24.1 million for the same period during 2021. Following the repayment of the Navios Holdings Loan Agreement and the sale of the Shares, a loss of $24.1 million was recognized in the statement of profit/(loss) under the caption “Loss from mark to market and disposal of financial asset” for the nine month period ended September 30, 2021. Loss from mark to market and disposal of financial asset has been allocated to our business segments pro rata to the book value of our tangible assets.

Income Tax (Expense)/Benefit

Income tax expense decreased by $3.8 million to $0.2 million for the nine month period ended September 30, 2022, as compared to $4.0 million for the same period during 2021. Income tax expense from the Cabotage Business decreased by $3.2 million to $0.3 million for the nine month period ended September 30, 2022, as compared to $3.5 million for the same period during 2021. Income tax benefit from the Barge Business increased by $0.6 million to $0.1 million for the nine month period ended September 30, 2022, as compared to $0.5 million income tax expense for the same period during 2021.

Profit/(loss) for the Period

Profit for the period increased by $34.4 million to $7.6 million for the nine month period ended September 30, 2022, as compared to $26.8 million loss for the same period during 2021. Profit for the period in the Port Terminal Business increased by $20.9 million, or 83.8%, to $45.8 million for the nine month period ended September 30, 2022, as compared to $24.9 million for the same period during 2021. The increase was mainly attributable to (i) an increase in operating profit and (ii) decreased loss from mark to market and disposal of financial asset, incurred in the prior period, partially mitigated by (i) a decrease in finance income, (ii) an increase in finance costs and (iii) an increase in loss from foreign exchange differences, net and other financial assets. Loss for the period in the Cabotage Business decreased by $11.6 million to $5.5 million for the nine month period ended September 30, 2022, as compared to $17.1 million for the same period during 2021. The decrease was mainly attributable to (i) decreased loss from mark to market and disposal of financial asset, incurred in the prior period, (ii) a decrease in income tax expense, (iii) an increase in operating profit, (iv) a decrease in finance costs, and (v) a decrease in loss from foreign exchange differences, net and other financial results, partially mitigated by a decrease in finance income. Loss for the period in the Barge Business decreased by $1.9 million to $32.7 million for the nine month period ended September 30, 2022, as compared to $34.6 million for the same period during 2021. The decrease was mainly attributable to (i) decreased loss from mark to market and disposal of financial asset, incurred in the prior period, (ii) an increase in income tax benefit and (iii) an increase in gain from foreign exchange differences, net and other financial results, partially mitigated by (i) an increase in operating loss, (ii) a decrease in finance income and (iii) an increase in finance costs.

EBITDA and Adjusted EBITDA Reconciliation to Profit/(Loss)

EBITDA represents profit/(loss) before finance income, finance costs, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before loss from mark to market and disposal of financial asset and impairment loss. EBITDA and Adjusted EBITDA are presented because they are used by certain investors to measure a company’s operating performance. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered substitutes for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

Three Month Period Ended September 30, 2022

	Three month period ended September 30, 2022
(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$17,281	$(1,819)	$(13,854)	$1,608
Finance income	(42)	(17)	(48)	(107)
Finance costs	6,310	2,361	6,755	15,426
Depreciation and amortization	2,240	1,454	5,766	9,460
Income tax expense/(benefit)	—	12	(501)	(489)

EBITDA	$25,789	$1,991	$(1,882)	$25,898
Impairment loss	—	778	2,417	3,195

Adjusted EBITDA	$25,789	$2,769	$535	$29,093

Three Month Period Ended September 30, 2021

	Three month period ended September 30, 2021
(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$3,062	$(9,488)	$(22,008)	$(28,434)
Finance income	(220)	(117)	(233)	(570)
Finance costs	5,719	2,925	6,639	15,283
Depreciation and amortization	2,164	1,407	5,663	9,234
Income tax expense	—	2,270	1,400	3,670

EBITDA	$10,725	$(3,003)	$(8,539)	$(817)
Loss from mark to market and disposal of financial asset	8,868	4,767	10,514	24,149

Adjusted EBITDA	$19,593	$1,764	$1,975	$23,332

Nine Month Period Ended September 30, 2022

	Nine month period ended September 30, 2022
(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$45,834	$(5,543)	$(32,691)	$7,600
Finance income	(64)	(26)	(73)	(163)
Finance costs	18,601	7,366	20,666	46,633
Depreciation and amortization	6,638	3,999	17,241	27,878
Income tax expense/(benefit)	—	324	(129)	195

EBITDA	$71,009	$6,120	$5,014	$82,143
Impairment loss	—	778	2,417	3,195

Adjusted EBITDA	$71,009	$6,898	$7,431	$85,338

Nine Month Period Ended September 30, 2021

	Nine month period ended September 30, 2021
(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the period	$24,942	$(17,084)	$(34,629)	$(26,771)
Finance income	(1,690)	(909)	(1,997)	(4,596)
Finance costs	17,020	8,671	19,521	45,212
Depreciation and amortization	6,544	4,098	15,995	26,637
Income tax expense	—	3,484	524	4,008

EBITDA	$46,816	$(1,740)	$(586)	$44,490
Loss from mark to market and disposal of financial asset	8,868	4,767	10,514	24,149

Adjusted EBITDA	$55,684	$3,027	$9,928	$68,639

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuances of debt securities. Our main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the Port Terminals, expenditures incurred in connection with ensuring that our owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital”, “— Capital Expenditures” and “— Interest-bearing loans and borrowings” included elsewhere in this report for further discussion of our working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the nine month periods ended September 30, 2022 and 2021.

(Expressed in thousands of U.S. dollars)	Nine Month Period Ended September 30, 2022 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)
Net cash provided by operating activities	$30,273	$14,194
Net cash used in investing activities	(9,706)	(16,316)
Net cash used in financing activities	(366)	(40,817)

Increase/(decrease) in cash and cash equivalents	20,201	(42,939)
Cash and cash equivalents, beginning of the period	32,580	74,870

Cash and cash equivalents, end of period	$52,781	$31,931

Cash provided by operating activities for the nine month period ended September 30, 2022 as compared to the nine month period ended September 30, 2021:

Net cash provided by operating activities increased by $16.1 million to $30.3 million for the nine month period ended September 30, 2022, as compared to $14.2 million for the same period during 2021.

In determining net cash from operating activities, profit is adjusted for the effect of certain non-cash items including depreciation and amortization, which are analyzed in detail in our unaudited condensed Consolidated Statement of Cash Flows for the Nine Month Period Ended September 30, 2022 and 2021, included elsewhere in this report.

Profit is adjusted for changes in working capital in order to determine net cash provided by operating activities.

The positive change in working capital of $0.4 million for the nine month period ended September 30, 2022 resulted from a $3.1 million decrease in trade receivables and contract assets and a $0.1 million decrease in inventories, partially mitigated by a $1.8 million decrease in trade and other payables and contract liabilities, and a $0.9 million increase in prepayments and other assets.

The negative change in working capital of $3.1 million for the nine month period ended September 30, 2021 resulted from a $2.7 million increase in prepayments and other assets, $2.6 million increase in trade receivables and contract assets, a $0.4 million increase in inventories, partially mitigated by a $2.6 million increase in trade and other payables and contract liabilities.

Cash used in investing activities for the nine month period ended September 30, 2022 as compared to the nine month period ended September 30, 2021:

Net cash used in investing activities decreased by $6.6 million to $9.7 million for the nine month period ended September 30, 2021, from $16.3 million for the same period during 2021.

Cash used in investing activities for the nine month period ended September 30, 2022 was mainly the result of (i) $9.3 million in payments for the purchase of tangible assets, including payments for drydock and special surveys, (ii) $0.3 million in payments for the construction of a new stockpile in our Iron Ore Port Terminal and (iii) $0.1 million in payments for the development of our port operations in Port Murtinho, Brazil.

Cash used in investing activities for the nine month period ended September 30, 2021 comprised payments of (i) $17.0 million for the acquisition of three pushboats and 18 liquid barges, (ii) $5.9 million for the purchase of tangible assets, (iii) $3.1 million for the construction of a crane, (iv) $1.2 million for the construction of our six new liquid barges, (v) $0.2 million for the construction of our two new tanks and (vi) $0.1 million for the development of our port operations in Port Murtinho, Brazil. These payments were partially mitigated by receipt of (i) $7.5 million from the repayment by Navios Holdings of the Navios Holdings Loan Agreement and (ii) $3.7 million from the disposal of shares (related party).

Cash used in financing activities for the nine month period ended September 30, 2022 as compared to the nine month period ended September 30, 2021:

Net cash used in financing activities decreased by $40.5 million to $0.4 million for the nine month period ended September 30, 2022, as compared to $40.8 million cash used in financing activities for the same period during 2021.

Cash used in financing activities for the nine month period ended September 30, 2022 was due to receipt of $37.0 million in proceeds from long term debt, partially mitigated by payments of (i) $28.7 million in connection with the Company’s outstanding indebtedness, (ii) $ 5.0 million in relation to the Promissory Note (as defined herein), (iii) $3.3 million for the repayment of the Notes Payable (as defined herein) and (iv) $0.4 million for the principal portion of our lease liabilities.

Cash used in financing activities for the nine month period ended September 30, 2021 comprised payments of (i) $19.1 million in dividends to common shareholders, (ii) $12.3 million in connection with the Company’s outstanding indebtedness, (iii) $5.0 million in connection with the Promissory Note, (iv) $3.6 million for the repayment of the Notes Payable, and (v) $0.4 million for the principal portion of our lease liabilities.

Interest-Bearing Loans and Borrowings

Senior Notes

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500.0 million in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate per annum of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the notes issued on April 22, 2014, and due on May 1, 2022 (the “2022 Notes”), to repay all amounts outstanding under the term loan B facility issued on November 3, 2017 (the “Term Loan B Facility”) and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes.

The 2025 Co-Issuers have the option to redeem the 2025 Notes in whole or in part, at any time on or after August 1, 2022, at a fixed price of 108.063% of the principal amount, which declines to 102.688% on August 1, 2023 and to par on August 1, 2024. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. The 2025 Notes are secured by: (i) first priority ship mortgages on four tanker vessels servicing the Company’s Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral, but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral, to the extent of the value of any assets securing such other obligations.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of September 30, 2022 and December 31, 2021, deferred finance costs associated with the 2025 Notes amounted to $13.0 million and $15.9 million, respectively. Finance costs associated with the 2025 Notes amounted to $13.4 million and $40.3 million for the three and nine month periods ended September 30, 2022, respectively, and $13.4 million and $40.2 million for the three and nine month periods ended September 30, 2021, respectively, and are included in the unaudited condensed consolidated statement of profit/(loss) under the caption “Finance costs”.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $42.0 million, including related fixed finance costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company paid interest based on six-month LIBOR, and currently pays interest based on the Commercial Interest Reference Rates (“CIRR”). The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of September 30, 2022, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $9.3 million.

Finance costs associated with the Notes Payable amounted to $0.2 million and $0.4 million for the three and nine month periods ended September 30, 2022, respectively, and $0.1 million and $0.5 million for the three and nine month periods ended September 30, 2021, respectively, and are included in the unaudited condensed consolidated statement of profit/(loss) under the caption “Finance costs”.

Other Indebtedness

On March 25, 2022, the Company entered into a $5.0 million loan facility with Banco Santander S.A. (the “Santander Facility”) for general corporate purposes. The Santander Facility bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of September 30, 2022, the Company had drawn the total available amount and the outstanding balance was $4.4 million.

On March 23, 2022, the Company entered into a $25.0 million loan facility with Banco Bilbao Vizcaya Argentaria (the “2022 BBVA Facility”) which was drawn down in two tranches. The first tranche of $17.0 million was drawn down on March 22, 2022 and the second tranche of $8.0 million was drawn down on September 22, 2022. The 2022 BBVA Facility was used to repay existing debt with BBVA, and for general corporate purposes. The 2022 BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of September 30, 2022, the outstanding balance was $23.8 million.

On May 18, 2017, the Company entered into a $14.0 million term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bore interest at a rate of LIBOR (90 days) plus 315 basis points and was repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. On May 18, 2022, the Company repaid the outstanding balance of the Term Bank Loan in full.

On February 28, 2022, the Company entered into a $7.0 million term loan facility (the “2022 Term Bank Loan”) in order to repay the Term Bank Loan. The 2022 Term Bank Loan bears interest at a rate of the Secured Overnight Financing Rate (“SOFR”) plus 315 basis points. The 2022 Term Bank Loan is repayable in twelve quarterly installments beginning on August 18, 2022, with a final balloon payment of $2.8 million on the last repayment date. On May 18, 2022, the amount available under this facility was fully drawn. As of September 30, 2022, the outstanding amount of the 2022 Term Bank Loan was $6.7 million. As of September 30, 2022 and December 31, 2021, the unamortized deferred finance costs associated with the 2022 Term Bank Loan amounted to $0.1 million and $0.1 million, respectively.

In December 2020, the Company entered into a $13.5 million seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery date for each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5% per annum. As of September 30, 2022, the Company had drawn the total available amount and the outstanding balance was $9.4 million. Finance costs associated with the seller’s credit agreement for the construction of six liquid barges amounted to $0.2 million and $0.6 million for the three and nine month periods ended September 30, 2022, respectively, and $0.3 million and $0.8 million for the three and nine month periods ended September 30, 2021, respectively, and is included in the unaudited condensed consolidated statement of profit/(loss) under the caption “Finance costs”.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet. Navios Logistics completed the acquisition on March 22, 2021, which included a $15.0 million seller’s credit agreement. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum. As at September 30, 2022, the outstanding balance under the seller’s credit agreement was $10.0 million. Finance costs associated with the seller’s credit agreement for the acquisition of the 2020 Fleet amounted to $0.1 million and $0.4 million for the three and nine month periods ended September 30, 2022, respectively, and $0.2 million and $0.4 million for the three and nine month periods ended September 30, 2021, respectively, and is included in the unaudited condensed consolidated statement of profit/(loss) under the caption “Finance costs”.

In connection with the loan obligations described herein and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all such covenants as of September 30, 2022.

The annualized weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 10.11% and 10.15% for the three and nine month periods ended September 30, 2022, respectively, and 9.91% and 9.97% for the three and nine month periods ended September 30, 2021, respectively.

As of September 30, 2022 and December 31, 2021, an amount of $9.6 million and $23.3 million, respectively, was included under the caption “Trade and other payables” in the Company’s unaudited condensed statement of financial position related to accrued interest from its interest-bearing loans and borrowings.

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of September 30 2022, for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above).

Year	As of September 30, 2022 (Amounts in millions of U.S. dollars)
September 30, 2023	$79.5
September 30, 2024	77.8
September 30, 2025	557.7
September 30, 2026	1.2

Total	$716.2

Working Capital Position

In considering whether it is appropriate to prepare the financial statements on a going concern basis, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections. As of September 30, 2022, the Company’s current assets totaled $111.3 million, while current liabilities totaled $82.8 million, resulting in a positive working capital position of $28.6 million. Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from December 5, 2022, and therefore it is appropriate to prepare the financial statements on a going concern basis.

Capital Expenditures

As of September 30, 2022, Navios Logistics has paid $0.3 million for the construction of a new stockpile in its Iron Ore Port Terminal, which is included in “Assets under construction” in its unaudited consolidated statement of financial position.

Since 2018, Navios Logistics has acquired a total of approximately 9.0 hectares of undeveloped land located in Port Murtinho, Brazil. The Company plans to develop this land for its port operations. As of September 30, 2022, the Company has paid $2.3 million for the land acquisition and capitalized expenses for the development of its port operations.

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges. As of December 31, 2021, a total of $19.5 million was transferred to “Tangible assets” in our unaudited consolidated statement of financial position of which capitalized interest amounted to $1.1 million.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in the Liquid Port Terminal. As of December 31, 2021, a total of $1.8 million was transferred to “Tangible assets” in our unaudited consolidated statement of financial position.

On March 22, 2021, Navios Logistics completed the acquisition of a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet, for a purchase price of $30.0 million. As of December 31, 2021, a total of $32.0 million was transferred to “Tangible assets” in our unaudited consolidated statement of financial position.

During the second quarter of 2021, Navios Logistics completed the installation of a crane in the Grain Port Terminal. As of December 31, 2021, a total of $3.8 million was transferred to “Tangible assets” in our unaudited consolidated statement of financial position.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent. Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2025 Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

On July 30, 2021, the Company declared, and paid, a pro rata dividend to its shareholders with shares of Grimaud Ventures S.A. (“Grimaud”), representing 100% of Navios Logistics’ equity interest in Grimaud.

Concentration of Credit Risk

Accounts Receivable

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the nine month period ended September 30, 2022, our two largest customers, Vale International S.A. (“Vale”) and YPF S.A. (“YPF”), accounted for 20.0% and 12.5% of our revenues, respectively, and our five largest customers (including Vale and YPF) accounted for approximately 53.4% of our revenues, with no such customer (other than Vale and YPF) accounting for more than 10% of our revenues. For the nine month period ended September 30, 2021, our largest customer, Vale, accounted for 22.2% of our revenues, and our five largest customers (including Vale) accounted for approximately 51.1% of our revenues, with no such customer (other than Vale) accounting for more than 10% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as their own port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers, or the change of the contractual terms of any one of our most significant take-or-pay contracts, or any significant dispute with one of these customers, could materially adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations. See “Item 3. Key Information — D. Risk Factors — We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues” in the 2021 Form 20-F.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us, or otherwise;

•	the customer terminates the contract because we fail to meet its contracted storage needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale, dated September 27, 2013, remains in full force and effect. Any transfer, novation, or assignment of the Vale port contract or any obligations or rights arising thereunder by Vale is subject to the prior approval of the Navios counterparty.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Although we maintain cash deposits in excess of government-provided insurance limits we minimize our exposure to credit risk by dealing with a diversified group of major financial institutions.

Legal Proceedings and Commitments and Contingencies

We are subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our unaudited condensed consolidated financial position, results of operations or cash flows.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2023.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to the Company as a result of the settlement of $4.1 million, which will be collected in three equal installments of $1.4 million on June 1, 2021, 2022 and 2023. In June 2021 and 2022, the Company collected the first and second installments.

On April 28, 2022, the Company entered into a five year finance leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The finance lease contract is payable by 60 consecutive monthly payments of $26 thousand each, commencing with the delivery date of the applicable barge. At expiration, the Company will have the ability to exercise the purchase option of these barges or extend the term of the finance leasing contract.

Related Party Transactions

As of September 30, 2022 and December 31, 2021, amounts due to affiliate companies were as follows:

	September 30, 2022	December 31, 2021
Peers Business Inc. (Other related party)	$(10.0)	$(15.0)
Navios Shipmanagement Inc. (Other related party)	(0.6)	(0.4)

Total	$(10.6)	$(15.4)

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement (as defined herein), which was repaid as of December 31, 2021 and the Promissory Note (as defined herein).

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings $50.0 million on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility was secured by Navios Holdings 2022 Notes purchased with funds borrowed under the Navios Holdings Loan Agreement. The secured credit facility included an arrangement fee of $0.5 million and initially bore fixed interest of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Logistics agreed to increase the amount available under the Navios Holdings Loan Agreement by $20.0 million. Following this amendment, as a result of the redemption of the 2022 Notes, repayment of the Term Loan B Facility and the issuance of 2025 Notes, (a) the interest rate on the Navios Holdings Loan Agreement decreased to 10.0%, and (b) the maturity of the Navios Holdings Loan Agreement was extended to December 2024.

On June 24, 2020, we entered into a deed of assignment and assumption with our wholly owned subsidiary, Grimaud and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan Agreement, in which we assigned our legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6.4 million in satisfaction of the interest payable in respect of the Navios Holdings Loan Agreement as of that date.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, Grimaud entered into a supplemental agreement (the “Supplemental Navios Holdings Loan Agreement”) to the Navios Holdings Loan Agreement, whereby Grimaud and Navios Holdings agreed to amend the Navios Holdings Loan Agreement so that the Navios Holdings Loan Agreement could be repaid or prepaid in full through the issuance of shares of common stock of Navios Holdings (the “Shares”) to Grimaud. The effectiveness of the Supplemental Navios Holdings Loan Agreement was subject to, and contingent upon, a prepayment by Navios Holdings of the Navios Holdings Loan Agreement in the amount of $7.5 million in cash and the effectiveness of a registration statement of Navios Holdings registering the resale of 9,301,542 Shares, among other conditions. On July 13, 2021, following the completion of all conditions precedent, the Shares were transferred to Grimaud and the Navios Holdings Loan Agreement was repaid in full. Subsequently, Grimaud entered into a 10b-5 sales agreement for the sale of the Shares. As of July 30, 2021, the date on which the shares of Grimaud were distributed as dividend to the shareholders of the Company, Grimaud had sold 752,000 shares of common stock of Navios Holdings and generated net proceeds of $3.7 million. Following the July 30, 2021 dividend, the Company recognized a loss of $24.1 million in its unaudited condensed consolidated statement of profit/(loss) for the period ended September 30, 2021 under the caption “Loss from mark to market and disposal of financial asset”.

As of December 31, 2021, the full amount outstanding under the Navios Holdings Loan Agreement was repaid. For the three and nine month periods ended September 30, 2021, interest income related to the Navios Holdings Loan Agreement amounted to $0.3 million and $4.2 million, respectively, and is included in the unaudited condensed consolidated statement of profit/(loss) under the caption “Finance income”.

Administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 and January 1, 2022 (extending the term of the agreement to January 1, 2027), was assigned from NC to NSM. Thereafter, NSM continues to provide certain administrative management services to Navios Logistics. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for both the three and nine month periods ended September 30, 2022 and 2021 amounted to $0.3 million and $0.9 million, respectively.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./ (NH Lancaster), Divijet S.A., Trace Capital and Pit Jet S.A., all partially owned by Claudio Pablo Lopez, Navios Logistics’ Vice Chairman. Total charges were less than $0.1 million and nil for the three month periods ended September 30, 2022 and 2021 and less than $0.1 million and nil for the nine month periods ended September 30, 2022 and 2021. Amounts payable amounted to nil as of September 30, 2022 and December 31, 2021.

Promissory note: On July 30, 2021, the Company issued a $20.0 million promissory note to Grimaud (the “Promissory Note”). The Promissory Note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments, subject to certain conditions. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the Promissory Note was assigned to Peers. As of September 30, 2022, the Company had paid an amount of $10.0 million relating to the Promissory Note.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency transactions, fuel price inflation and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments—As of September 30, 2022 and December 31, 2021, the Company had a total of $563.5 million and $558.4 million, respectively, in long-term indebtedness. The debt is U.S. dollar denominated and bears interest at a fixed rate except for the Notes Payable and the 2022 Term Bank Loan, which each bear interest at a floating rate.

Interest rates on the 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed, and, therefore, changes in interest rates affect the fair values of the indebtedness, which as of September 30, 2022 were $470.6 million, $23.7 million, $4.4 million, $9.4 million and $10.0 million, respectively. Interest rate changes do not affect the related finance cost. The interest on the Notes Payable and the 2022 Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect the interest rate and related finance cost of each instrument. As of September 30, 2022, the amount outstanding under the Company’s floating rate loan facilities was $15.9 million. A change in the SOFR and CIRR rate of 100 basis points would increase finance cost for the nine month period ended September 30, 2022 by $0.2 million.

For a detailed discussion of Navios Logistics’ debt instruments, see “Interest-Bearing Loans and Borrowings” included elsewhere in this report.

Foreign Currency Transactions:

We are exposed to foreign currency exchange transaction risk related to funding our operations. For the nine month periods ended September 30, 2022 and 2021, approximately 61.8%, and 51.7%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Further, for the nine month period ended September 2022, approximately 28%, 22% and 11% of the Company’s $117.7 million of combined costs for: (a) time charter, voyage and port terminal expenses; (b) direct vessels expenses; (c) cost of products; and (d) administrative expenses, net of depreciation (together, the “Combined Cost”), were denominated in Argentinean pesos, Paraguayan guaranies and Uruguayan pesos, respectively. Comparatively, the same foreign currencies accounted for approximately 25%, 17% and 10%, respectively, of our $106.2 million of Combined Cost for the nine month period ended September 30, 2021. For the nine month periods ended September 30, 2022 and 2021, Brazilian reais accounted for less than 1% of our Combined Cost.

For the nine month period ended September 30, 2022, a 1.00% change in the exchange rates between the U.S. dollar and the Argentinean peso, Paraguayan guarani and Uruguayan peso would change our profit for the year by $0.3 million, $0.3 million and $0.1 million, respectively. Comparatively, a 1.00% change in the same exchange rates would change our profit for the period ended September 30, 2021 by $0.3 million, $0.2 million and $0.1 million, respectively.

Inflation and Fuel Price Increases and Time Charter Hire Rate

See “Factors Affecting Navios Logistics’ Results of Operations.”

Critical Accounting Policies

The Navios Logistics’ unaudited condensed consolidated financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the 2021 Form 20-F. There have been no significant changes during the nine month period ended September 30, 2022.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars)

	Notes	September 30, 2022 (unaudited)	December 31, 2021
ASSETS
Non-current assets
Tangible assets	5	$515,816	$537,128
Assets under construction	5	1,075	713
Intangible assets	6	150,982	153,062
Right-of-use assets	9	8,323	8,003
Deferred tax assets		69	82
Other assets		1,326	2,873

Total non-current assets		$677,591	$701,861

Current Assets
Inventories		8,555	8,611
Trade receivables	4	40,603	44,026
Contract assets	4	115	418
Prepayments and other assets		7,081	6,176
Asset classified as held for sale	5	2,186	—
Cash and cash equivalents		52,781	32,580

Total current assets		$111,321	$91,811

Total Assets		$788,912	$793,672

EQUITY and LIABILITIES
Equity
Issued capital	7	20	20
Share premium		233,441	233,441
Accumulated deficit		(73,753)	(81,353)

Total equity		$159,708	$152,108

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	8	527,649	516,374
Promissory Note (related party)	10	—	10,000
Lease liabilities	9	7,950	$7,656
Provisions		694	561
Deferred tax liabilities		9,764	10,495
Income tax payable		14	34
Other non-current liabilities		368	575

Total non-current liabilities		$546,439	$545,695

Current liabilities
Trade and other payables		45,757	62,325
Contract liabilities	4	3,005	1,473
Interest-bearing loans and borrowings	8	22,754	25,976
Promissory Note (related party)	10	10,000	5,000
Lease liabilities	9	1,249	1,095

Total current liabilities		$82,765	$95,869

Total liabilities		$629,204	$641,564

Total equity and liabilities		$788,912	$793,672

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT/(LOSS)

(Expressed in thousands of U.S. dollars)

	Note	Nine month period ended September 30, 2022 (unaudited)	Nine month period ended September 30, 2021 (unaudited)	Three month period ended September 30, 2022 (unaudited)	Three month period ended September 30, 2021 (unaudited)
Revenue	4	$201,886	$173,660	$74,134	$63,281
Cost of sales	4	(136,039)	(121,147)	(51,863)	(44,928)

Gross profit		$65,847	$52,513	$22,271	$18,353
Administrative expenses	4	(11,977)	(10,783)	(4,200)	(3,754)
Other operating income		1,135	1,159	451	85
Other operating expenses		(3,758)	(3,148)	(1,332)	(1,300)
Allowance for expected credit losses on financial assets	4	(240)	(341)	(12)	(193)

Operating profit		$51,007	$39,400	$17,178	$13,191
Finance income		163	4,596	107	570
Finance costs		(46,633)	(45,212)	(15,426)	(15,283)
Foreign exchange differences, net and other financial results		3,258	2,602	(740)	907
Loss from mark to market and disposal of financial asset	10	—	(24,149)	—	(24,149)

Profit/(loss) before tax		$7,795	$(22,763)	$1,119	$(24,764)
Income tax (expense)/benefit		(195)	(4,008)	489	(3,670)

Profit/(loss) for the period		$7,600	$(26,771)	$1,608	$(28,434)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars)

	Issued capital	Share premium	(Accumulated Deficit)/Retained Earnings	Total Equity
Balance as at January 1, 2022	$20	$233,441	$(81,353)	$152,108

Profit for the period	—	—	7,600	7,600

Balance as at September 30, 2022 (unaudited)	$20	$233,441	$(73,753)	$159,708

Balance as at January 1, 2021	$20	$233,441	$60,331	$293,792

Loss for the period	—	—	(26,771)	(26,771)
Dividends (Note 7)	—	—	(75,305)	(75,305)

Balance as at September 30, 2021 (unaudited)	$20	$233,441	$(41,745)	$191,716

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(Expressed in thousands of U.S. dollars)

	Notes	Nine month period ended September 30, 2022 (unaudited)	Nine month period ended September 30, 2021 (unaudited)
Operating activities
Profit/(loss) before tax		$7,795	$(22,763)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Impairment loss	5	3,195	—
Depreciation of tangible assets	5	25,275	23,990
Amortization of intangible assets	6	2,080	2,079
Amortization of right-of-use assets	9	523	568
Loss from mark to market and disposal of financial asset	10	—	24,149
Movements in provisions		373	401
Finance income		(163)	(4,596)
Finance costs		46,633	45,212
Working capital movements		402	(3,058)
Decrease/(increase) in other assets		1,547	(684)
(Decrease)/increase in other non-current liabilities		(207)	86

		$87,453	$65,384
Interest received		163	8,147
Interest paid		(57,323)	(59,316)
Income tax paid		(20)	(21)

Net cash flows provided by operating activities		$30,273	$14,194

Investing activities
Acquisition of tangible assets	5	(9,344)	(8,203)
Acquisition of assets under construction	5	(362)	(19,317)
Partial collection of the parent Company loan agreement (related party)	10	—	7,500
Proceeds from the sale of shares (related party)	10	—	3,704

Net cash flows used in investing activities		$(9,706)	$(16,316)

Financing activities
Proceeds from long term debt	8	37,000	—
Repayment of long-term debt and payment of principal	8	(28,684)	(12,592)
Repayment of notes payable	8	(3,287)	(3,630)
Payment of principal portion of lease liabilities	9	(395)	(449)
Dividends paid – Promissory Note	10	(5,000)	(24,146)

Net cash flows used in financing activities		$(366)	$(40,817)

Net increase/(decrease) in cash and cash equivalents		20,201	(42,939)

Cash and cash equivalents at January 1		32,580	74,870

Cash and cash equivalents at September 30		$52,781	$31,931

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Transfers from assets under construction		$—	$57,107
Seller’s credit agreement for the construction of six liquid barges		$—	$2,246
Seller’s credit agreement for the acquisition of the 2020 Fleet		$—	$15,000
Assets under construction		$—	$(356)
Collection of parent Company loan agreement (related party)	10	$—	$62,500
Dividend in kind	7	$—	$(36,159)
Dividend payable -Promissory Note	10	$—	$15,000
Tangible assets unpaid		$—	$(386)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 1: CORPORATE INFORMATION

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of September 30, 2022, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

NOTE 2: BASIS OF PREPARATION, ACCOUNTING POLICIES AND SIGNIFICANT FACTORS AFFECTING UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a) Basis of Preparation

The unaudited condensed consolidated financial statements of Navios Logistics have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), and present the financial position, results of operations and cash flows of the Company on a going concern basis.

These unaudited condensed consolidated financial statements do not include all information and disclosures required for the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

The unaudited condensed consolidated financial statements have been prepared on a historical cost basis, except where fair value accounting is specifically required by IFRS, as explained in the accounting policies below. The unaudited condensed consolidated financial statements are presented in U.S. dollars which is also the currency of the Company’s primary economic environment and the functional currency of the major and majority of the Company’s subsidiaries. All values are rounded to the nearest thousand (U.S.D. 000), except when otherwise indicated.

On November 17, 2022, the unaudited condensed consolidated financial statements for the nine month period ended September 30, 2022 were authorized for issue by the Board of Directors.

(b) Going concern

In considering whether it is appropriate to prepare the financial statements on a going concern basis, management reviewed the Company’s future cash requirements, covenant compliance and earnings projections. As of September 30, 2022, the Company’s current assets totaled $111,321 while current liabilities totaled $82,765 resulting in a positive working capital position of $28,556.

Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from December 5, 2022, and therefore it is appropriate to prepare the financial statements on a going concern basis.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(c) Basis of Consolidation

The unaudited condensed consolidated financial statements comprise the financial statements of Navios Logistics and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Subsidiaries included in the Consolidation:

The unaudited condensed consolidated financial statements of the Company include:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of profit (loss)
				2022	2021
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-9/30	1/1-9/30
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-9/30	1/1-9/30
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-9/30	1/1-9/30
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-9/30	1/1-9/30
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-9/30	1/1-9/30
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-9/30	1/1-9/30
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-9/30	1/1-9/30
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-9/30	1/1-9/30
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-9/30	1/1-9/30
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-9/30	1/1-6/30
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-9/30	1/1-9/30
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-9/30	1/1-9/30
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-9/30	1/1-9/30
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-9/30	1/1-6/30
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-9/30	1/1-9/30
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-9/30	1/1-9/30
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-9/30	1/1-9/30
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-9/30	1/1-9/30
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-9/30	1/1-9/30
Delta Naval Trade S.A.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-9/30	1/1-9/30
Corporacion Navios Granos S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-9/30	1/1-9/30
Docas Fluvial do Porto Murtinho S.A.	Brazil	Land Owning Company	95%	1/1-9/30	1/1-9/30
Siriande S.A.	Uruguay	Non-Operating Company	100%	1/1-9/30	1/1-9/30
Grimaud Ventures S.A. (1)	Marshall Is.	Financial Asset Holder Company	100%	—	1/21-7/30
Brundir S.A. (2)	Uruguay	Non-Operating Company	100%	1/1-9/30	—

(1)	On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud (as defined herein), representing 100% of Navios Logistics’ equity interest in Grimaud.
(2)	On October 21, 2021, the Company acquired 100% of the Brundir S.A. common shares. Brundir S.A. is a non-operating company.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(d) New standards, interpretations and amendments adopted by the Company

The accounting policies and methods of computation used in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in all periods presented in this report except for the following IFRSs which have been adopted by the Company as of January 1, 2022. Amendments and interpretations that apply for the first time in 2022 do not have a significant impact on the unaudited condensed consolidated financial statements of the Company for the nine month period ended September 30, 2022. These are also disclosed below.

•	IFRS 3: Business Combinations (Amendments)

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The Amendments were effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2022.

•	Annual Improvements to IFRS Standards – 2018-2020 Cycle

The amendment was issued in May 2020 and are applicable to annual periods starting as from January 1, 2022.

•	IAS 16 Property, Plant and Equipment

The amendment was issued in May 2020. The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities. Amendments were applicable to fiscal years starting on or after January 1, 2022.

•	IAS 37 Provisions, Contingent Liabilities and Contingent Assets

The amendment was issued in May 2020. It clarifies the scope of the concept of fulfillment cost of an onerous contract. Amendments were applicable to fiscal years starting on or after January 1, 2022.

(e) Impact of Standards issued but not yet effective and not early adopted by the Company

The Company has not early adopted any of the following standards, interpretations or amendments that have been issued but are not yet effective. In addition, the Company assessed all standards, interpretations and amendments issued but not yet effective, and concluded that they will not have any significant impact on the unaudited condensed consolidated financial statements.

•	IFRS 17 Insurance Contracts

The amendment was issued in May 2017 and modified in June 2020. It supersedes IFRS 4, introduced in 2004 as an interim standard, which gave companies dispensation to carry on accounting for insurance contracts using national accounting standards, thus resulting in several application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation and disclosure of information associated with insurance contracts and is applicable as from January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that its application will not have a significant impact on the Company’s unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

•	IAS 8 Accounting Policies

The amendment was issued in February 2021. Clarifies the treatment of estimates required in the application of accounting policies. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s unaudited condensed consolidated financial statements.

•	IAS 12 Income Taxes

The amendment was issued in February 2021. It incorporates modifications regarding the recognition of deferred tax related to assets and liabilities that arise from a single transaction, giving rise to equal taxable and deductible temporary differences. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s unaudited condensed consolidated financial statements.

(f) Accounting policies and the use of estimates

The preparation of the unaudited condensed consolidated financial statements, in accordance with IFRS, requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated financial statements are disclosed where considered necessary. Estimates and judgements are discussed in detail in Note 2(y) in the annual consolidated financial statements for the year ended December 31, 2021. Such estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events as assessed to be reasonable under the present circumstances.

(g) Seasonality

Certain of the Navios Logistics’ businesses have seasonality aspects, and seasonality affects the results of Navios Logistics’ operations and revenues, particularly in the first and last quarters of each year. With respect to the Dry Port Terminals operations in Uruguay, the high season is mainly from April to September, linked with the South American harvest and the arrival of barges down the river. The high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia Waterway could adversely affect its operations and volumes transported to the extent that water levels are not high enough to accommodate the draft of a heavily laden vessel. In that case, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. Depending on water levels, such vessels could be prevented entirely from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer and to incur increased voyage expenses. Such circumstances reduce the effective available carrying capacity of the vessel for the year. Navios Logistics’ Liquid Port Terminal and its Cabotage Business are not significantly affected by seasonality as the operations of the Liquid Port Terminal and Cabotage Business are primarily linked to refined petroleum products, and not really affected by water levels.

NOTE 3: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use profit to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry Port Terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations are comprised of two port terminals, one for agricultural and forest-related exports ( the “Grain Port Terminal”) and one for mineral-related exports (the “Iron Ore Port Terminal”) which are both located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. The Grain Port Terminal, together with the Iron Ore Port Terminal, may be collectively referred to in this report as the “Dry Port Terminals.”

(ii) Liquid Port Terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas (the “Liquid Port Terminal”) in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. The Liquid Port Terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Cabotage Business segment

Navios Logistics owns and operates ocean-going vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of five ocean-going product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a contract of affreightment (“CoA”) basis.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The following tables describes the results of operations of the three segments, the Port Terminal Business segment, the Cabotage Business segment and the Barge Business segment for the three and nine month periods ended September 30, 2022 and 2021:

	Nine month period ended September 30, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$91,859	$40,119	$69,908	$201,886
Cost of sales	(24,498)	(34,772)	(76,769)	(136,039)

Gross profit/(loss)	$67,361	$5,347	$(6,861)	$65,847

Administrative expenses	(2,823)	(1,862)	(7,292)	(11,977)
Other operating income	—	257	878	1,135
Other operating expenses	(1)	(1,621)	(2,136)	(3,758)
Allowance for expected credit losses on financial assets	—	—	(240)	(240)

Operating profit/(loss)	$64,537	$2,121	$(15,651)	$51,007

Finance income	64	26	73	163
Finance costs	(18,601)	(7,366)	(20,666)	(46,633)
Foreign exchange differences, net and other financial results	(166)	—	3,424	3,258

Profit/(loss) before tax	$45,834	$(5,219)	$(32,820)	$7,795

Income tax (expense)/benefit	—	(324)	129	(195)

Profit/(loss) for the period	$45,834	$(5,543)	$(32,691)	$7,600

	Nine month period ended September 30, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$79,727	$28,085	$65,848	$173,660
Cost of sales	(28,523)	(26,181)	(66,443)	(121,147)

Gross profit/(loss)	$51,204	$1,904	$(595)	$52,513

Administrative expenses	(2,526)	(1,664)	(6,593)	(10,783)
Other operating income	597	—	562	1,159
Other operating expenses	(2)	(1,021)	(2,125)	(3,148)
Allowance for expected credit losses on financial assets	(73)	—	(268)	(341)

Operating profit/(loss)	$49,200	$(781)	$(9,019)	$39,400

Finance income	1,690	909	1,997	4,596
Finance costs	(17,020)	(8,671)	(19,521)	(45,212)
Loss from mark to market and disposal of financial asset	(8,868)	(4,767)	(10,514)	(24,149)
Foreign exchange differences, net and other financial results	(60)	(290)	2,952	2,602

Profit/(loss) before tax	$24,942	$(13,600)	$(34,105)	$(22,763)

Income tax expense	—	(3,484)	(524)	(4,008)

Profit/(loss) for the period	$24,942	$(17,084)	$(34,629)	$(26,771)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Three month period ended September 30, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$33,048	$16,006	$25,080	$74,134
Cost of sales	(8,394)	(14,201)	(29,268)	(51,863)

Gross profit/(loss)	$24,654	$1,805	$(4,188)	$22,271

Administrative expenses	(990)	(654)	(2,556)	(4,200)
Other operating income	—	223	228	451
Other operating expenses	9	(837)	(504)	(1,332)
Allowance for expected credit losses on financial assets	—	—	(12)	(12)

Operating profit/(loss)	$23,673	$537	$(7,032)	$17,178

Finance income	42	17	48	107
Finance costs	(6,310)	(2,361)	(6,755)	(15,426)
Foreign exchange differences, net and other financial results	(124)	—	(616)	(740)

Profit/(loss) before tax	$17,281	$(1,807)	$(14,355)	$1,119

Income tax (expense)/benefit	—	(12)	501	489

Profit/(loss) for the period	$17,281	$(1,819)	$(13,854)	$1,608

	Three month period ended September 30, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$30,388	$10,504	$22,389	$63,281
Cost of sales	(11,894)	(9,327)	(23,707)	(44,928)

Gross profit/(loss)	$18,494	$1,177	$(1,318)	$18,353

Administrative expenses	(882)	(581)	(2,291)	(3,754)
Other operating income	—	—	85	85
Other operating expenses	(56)	(381)	(863)	(1,300)
Allowance for expected credit losses on financial assets	—	—	(193)	(193)

Operating profit/(loss)	$17,556	$215	$(4,580)	$13,191

Finance income	220	117	233	570
Finance costs	(5,719)	(2,925)	(6,639)	(15,283)
Loss from mark to market and disposal of financial asset	(8,868)	(4,767)	(10,514)	(24,149)
Foreign exchange differences, net and other financial results	(127)	142	892	907

Profit/(loss) before tax	$3,062	$(7,218)	$(20,608)	$(24,764)

Income tax expense	—	(2,270)	(1,400)	(3,670)

Profit/(loss) for the period	$3,062	$(9,488)	$(22,008)	$(28,434)

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $318,191 and $334,329, as of September 30, 2022 and December 31, 2021, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of tangible assets for the Port Terminal Business segment amounted to $196,511 and $200,932 as of September 30, 2022 and December 31, 2021, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $9,316 and $10,648 as of September 30, 2022 and December 31, 2021, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $37,570 and $38,318 as of September 30, 2022 and December 31, 2021, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively, for all periods presented.

NOTE 4: REVENUE, COST OF SALES AND ADMINISTRATIVE EXPENSES

4.1 Disaggregated revenue information

An analysis of the Company’s revenue from contracts with customers by stream of revenue is presented below:

	Nine month period ended September 30, 2022	Nine month period ended September 30, 2021	Three month period ended September 30, 2022	Three month period ended September 30, 2021
COA/Voyage revenue	$68,046	$61,651	$23,720	$22,169
Time chartering revenue non-lease component	17,816	13,689	7,343	4,557
Dry port terminal revenue	77,084	63,026	29,093	22,101
Storage fees (dry port) revenue	2,130	186	(43)	62
Dockage revenue	5,120	3,359	2,013	1,479
Sale of products revenue	2,009	8,450	115	4,955
Liquid port terminal revenue	4,636	3,944	1,561	1,496
Other dry port terminal revenue	880	762	309	295
Turnover tax-non lease component	(370)	(273)	(127)	(100)

Revenue from contracts with customers	$177,351	$154,794	$63,984	$57,014
Time chartering revenue lease component	$25,055	$19,251	$10,327	$6,410
Turnover tax-lease component	(520)	(385)	(177)	(143)

Total revenue	$201,886	$173,660	$74,134	$63,281

4.2 Contract balances

	September 30, 2022	December 31, 2021
Trade receivable from contract with customers	$40,603	$44,026
Contract assets	$115	$418
Contract liabilities	$3,005	$1,473

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Trade receivables from contracts with customers represent net amounts receivable from customers in respect of voyage charters, port terminals and in respect of time charters for the non-lease (service component) of the receivable. Trade receivable consisted of the following:

	September 30, 2022	December 31, 2021
Receivables from third party customers	$43,870	$47,301
Allowance for expected credit losses	(3,267)	(3,275)

Total trade receivables	$40,603	$44,026

Movement in the allowance for expected credit losses of trade receivables is analyzed as follows:

Balance as at January 1, 2022	$(3,275)

Allowance for expected credit losses	(240)
Utilized provision	248

Balance as at September 30, 2022	$(3,267)

Balance as at January 1, 2021	$(2,884)

Allowance for expected credit losses	$(341)

Balance as at September 30, 2021	$(3,225)

Contract assets represent amounts from contracts with customers that reflect services transferred to customers for before payment or consideration is due. Specifically, contract assets represent the freight, demurrage, deviation and other amounts receivable from charterers for the completed voyage performance as at the period end. The balances of contract assets vary and depend on ongoing voyage charters at period end.

Contract liabilities represent the performance due to a customer for the remaining voyage as at the period end. This may happen in the case where the customer has made an advance payment before the completion of the voyage as of the period end date. The balances of contract liabilities vary and depend on advance payments received at period end.

4.3 Cost of Sales

Cost of sales for the three and nine month periods ended September 30, 2022 and 2021 were as follows:

	Nine month period ended September 30, 2022	Nine month period ended September 30, 2021	Three month period ended September 30, 2022	Three month period ended September 30, 2021
Time charter, voyage and port terminal expenses	$50,705	$42,567	$19,815	$15,746
Direct vessel expenses	53,260	44,638	19,549	15,352
Cost of products sold - liquid port terminal	1,805	8,200	127	4,854
Depreciation and amortization	27,074	25,742	9,177	8,976
Impairment loss	3,195	—	3,195	—

Total cost of sales	$136,039	$121,147	$51,863	$44,928

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

4.4 Administrative expenses

Administrative expenses for the three and nine month periods ended September 30, 2022 and 2021 were as follows:

	Nine month period ended September 30, 2022	Nine month period ended September 30, 2021	Three month period ended September 30, 2022	Three month period ended September 30, 2021
Payroll and related costs	$4,840	$4,428	$1,733	$1,572
Professional fees	3,510	3,275	1,306	1,181
Other expenses	2,823	2,185	878	743
Depreciation	804	895	283	258

Total	$11,977	$10,783	$4,200	$3,754

NOTE 5: TANGIBLE FIXED ASSETS AND ASSETS UNDER CONSTRUCTION

Tangible assets

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$552,135	$(231,925)	$320,210

Additions	4,540	(15,934)	(11,394)
Impairment loss	(14,920)	12,457	(2,463)
Asset held for sale	(2,186)	—	(2,186)

Balance September 30, 2022	$539,569	$(235,402)	$304,167

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$62,255	$(48,136)	$14,119

Additions	3,835	(3,198)	637
Impairment loss	(1,515)	783	(732)

Balance September 30, 2022	$64,575	$(50,551)	$14,024

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$230,737	$(48,128)	$182,609

Additions	742	(5,469)	(4,727)

Balance September 30, 2022	$231,479	$(53,597)	$177,882

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$31,043	$(13,433)	$17,610

Additions	239	(295)	(56)

Balance September 30, 2022	$31,282	$(13,728)	$17,554

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$8,703	$(6,123)	$2,580

Additions	22	(379)	(357)
Disposals	(34)	—	(34)

Balance September 30, 2022	$8,691	$(6,502)	$2,189

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$884,873	$(347,745)	$537,128

Additions	9,378	(25,275)	(15,897)
Impairment loss	(16,435)	13,240	(3,195)
Asset held for sale	(2,186)	—	(2,186)
Disposals	(34)	—	(34)

Balance September 30, 2022	$875,596	$(359,780)	$515,816

As of September 30, 2022, the vessel Malva H met the criteria to be accounted for as assets held for sale and has been re-measured to its fair value less cost to sell, leading to an impairment loss of $778, which is included in the unaudited condensed consolidated statements of profit/(loss) under the caption “Cost of sales.” The Company completed the sale of the Malva H, to an unrelated third party, in October 2022.

During September 2022, the Company recorded an impairment loss of $2,417 for certain barges, representing the difference between the fair value and the carrying value together with the carrying value of deferred drydock and special survey costs, if any, related to these barges, which is included in the unaudited condensed consolidated statements of profit/(loss) under the caption “Cost of sales.”

Certain assets of the Company have been pledged as collateral for loan facilities. As of September 30, 2022 and December 31, 2021, the net book value of such assets was $113,127 and $118,438 respectively.

Since 2018, Navios Logistics has acquired approximately 9.0 hectares of undeveloped land located in Port Murtinho, Brazil. Navios Logistics plans to develop this land for its port operations, for a total cost of $1,580.

Assets under construction

As of September 30, 2022, Navios Logistics has paid $310 for the construction of a new stockpile in its Iron Ore Port Terminal, which is included in “Assets under construction” in its unaudited consolidated statement of financial position.

As of September 30, 2022 and December 31, 2021, Navios Logistics had paid $765 and $713, respectively, for capitalized expenses for the development of its port operations in the Port Murtinho region of Brazil, which is included in “Assets under construction” in its unaudited consolidated statement of financial position.

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges. As of December 31, 2021, a total of $19,501 was transferred to “Tangible assets” in our unaudited consolidated statement of financial position of which capitalized interest amounted to $1,062.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in the Liquid Port Terminal. As of December 31, 2021, a total of $1,843 was transferred to “Tangible assets” in our unaudited consolidated statement of financial position.

On March 22, 2021, Navios Logistics completed the acquisition of a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “2020 Fleet”), for a purchase price of $30,000. As of December 31, 2021, a total of $31,960 was transferred to “Tangible assets” in our unaudited consolidated statement of financial position.

During the second quarter of 2021, Navios Logistics completed the installation of a crane in the Grain Port Terminal. As of December 31, 2021, a total of $3,803 was transferred to “Tangible assets” in our unaudited consolidated statement of financial position.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 6: INTANGIBLES

Intangible assets other than goodwill

Intangible assets as of September 30, 2022 and December 31, 2021 consisted of the following:

September 30, 2022	Acquisition	Accumulated	Net book
	Cost	Amortization	Value
Port terminal operating rights	$53,152	$(15,582)	$37,570
Customer relationships	36,120	(26,804)	9,316

Total intangible assets	$89,272	$(42,386)	$46,886

December 31, 2021	Acquisition	Accumulated	Net Book
	Cost	Amortization	Value
Port terminal operating rights	$53,152	$(14,834)	$38,318
Customer relationships	36,120	(25,472)	10,648

Total intangible assets	$89,272	$(40,306)	$48,966

Amortization expense for the three and nine month periods ended September 30, 2022 amounted to $694 and $2,080, respectively ($693 and $2,079 for the three and nine month periods ended September 30, 2021, respectively).

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	$995	$995	$995	$995	$995	$32,595	$37,570
Customer relationships	1,775	1,775	1,775	1,775	1,775	441	9,316

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$33,036	$46,886

Goodwill

Goodwill resulted from certain transactions during the past of Navios Logistics and its Parent. As of September 30, 2022 and December 31, 2021, goodwill amounted to $104,096.

NOTE 7: ISSUED CAPITAL AND RESERVES

Share capital

As of September 30, 2022 and December 31, 2021, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

Distributions

On July 30, 2021, the Company declared, and paid, a pro rata dividend to its shareholders with shares of Grimaud Ventures S.A (“Grimaud”), representing 100% of Navios Logistics’ equity interest in Grimaud.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 8: INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings consist of the following:

	September 30, 2022	December 31, 2021	Interest Rate	Maturity
Notes Payable	$5,199	$4,927	CIRR	November 2, 2024(1)
Seller’s credit for the construction of six liquid barges	2,850	2,676	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	7,136	—	Fixed rate of 4.25%	July 1, 2025
2020 BBVA Facility	—	12,000	Six-month LIBOR plus 3.25%	March 31, 2022
Term Bank loan	—	1,400	Three-month LIBOR plus 3.15%	May 18, 2022
2022 Term Bank Loan	1,400	—	SOFR plus 3.15%	May 18, 2025
Seller’s credit agreement for the acquisition of the 2020 Fleet	5,000	5,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	1,199	—	Fixed rate of 4.20%	March 7, 2026

Current portion of interest-bearing loans and borrowings	22,784	26,003

2025 Notes	500,000	500,000	Fixed rate of 10.75%	July 1, 2025
Notes Payable	4,088	7,536	CIRR	November 2, 2024(1)
Seller’s credit for the construction of six liquid barges	6,538	8,537	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	16,635	—	Fixed rate of 4.25%	July 1, 2025
Term Bank loan	—	6,300	Three-month LIBOR plus 3.15%	May 18, 2022
2022 Term Bank Loan	5,250	—	SOFR plus 3.15%	May 18, 2025
Seller’s credit agreement for the acquisition of the 2020 Fleet	5,000	10,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	3,221	—	Fixed rate of 4.20%	March 7, 2026

Non-current portion of interest-bearing loans and borrowings	540,732	532,373

Less: deferred finance costs	(13,113)	(16,026)

Total interest-bearing loans and borrowings, net	$550,403	$542,350

(1)	Includes 32 different drawdown events; the maturity date for each such drawdown event is on the 16th semi-annual installment payment date following the drawdown event.
(2)	Includes six different drawdown events, corresponding to six different barges; the maturity date for each such drawdown event is on the 20th quarterly installment payment date.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate per annum of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the notes issued on April 22, 2014, and due on May 1, 2022 (the “2022 Notes”), to repay all amounts outstanding under the term loan B facility issued on November 3, 2017 (the “Term Loan B Facility”) and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes.

The 2025 Co-Issuers have the option to redeem the 2025 Notes in whole or in part, at any time on or after August 1, 2022, at a fixed price of 108.063% of the principal amount, which declines to 102.688% on August 1, 2023 and to par on August 1, 2024. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. The 2025 Notes are secured by: (i) first priority ship mortgages on four tanker vessels servicing the Company’s Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral, to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral, to the extent of the value of any assets securing such other obligations.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of September 30, 2022 and December 31, 2021, deferred finance costs associated with the 2025 Notes amounted to $13,033 and $15,927, respectively. Finance costs associated with the 2025 Notes amounted to $13,438 and $40,313 for the three and nine month periods ended September 30, 2022, respectively, and $13,438 and $40,163 for the three and nine month periods ended September 30, 2021, respectively, and is included in the unaudited condensed consolidated statement of profit/(loss) under the caption “Finance costs”.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including related fixed finance costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company paid interest based on six-month LIBOR, and currently pays interest based on the Commercial Interest Reference Rates (“CIRR”). The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of September 30, 2022, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $9,287.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Finance costs associated with the Notes Payable amounted to $190 and $444 for the three and nine month periods ended September 30, 2022, respectively, and $146 and $472 for the three and nine month periods ended September 30, 2021, respectively, and is included in the unaudited condensed consolidated statement of profit/(loss) under the caption “Finance costs”.

Other Indebtedness

On March 25, 2022, the Company entered into a $5,000 loan facility with Banco Santander S.A. (the “Santander Facility”) for general corporate purposes. The Santander Facility bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of September 30, 2022, the Company had drawn the total available amount and the outstanding balance was $4,420.

On March 23, 2022, the Company entered into a $25,000 loan facility with Banco Bilbao Vizcaya Argentaria (the “2022 BBVA Facility”) which was drawn down in two tranches. The first tranche of $17,000 was drawn down on March 22, 2022 and the second tranche of $8,000 was drawn down on September 22, 2022. The 2022 BBVA Facility was used to repay existing debt with BBVA, and for general corporate purposes. The 2022 BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of September 30, 2022, the outstanding balance was $23,771.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bore interest at a rate of LIBOR (90 days) plus 315 basis points and was repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. On May 18, 2022, the Company repaid the outstanding balance of the Term Bank Loan in full.

On February 28, 2022, the Company entered into a $7,000 term loan facility (the “2022 Term Bank Loan”) in order to repay the Term Bank Loan. The 2022 Term Bank Loan bears interest at a rate of the Secured Overnight Financing Rate (“SOFR”) plus 315 basis points. The 2022 Term Bank Loan is repayable in twelve quarterly installments beginning on August 18, 2022, with a final balloon payment of $2,800 on the last repayment date. On May 18, 2022, the amount available under this facility was fully drawn. As of September 30, 2022, the outstanding amount of the 2022 Term Bank Loan was $6,650. As of September 30, 2022 and December 31, 2021, the unamortized deferred finance costs associated with the 2022 Term Bank Loan amounted to $80 and $99, respectively.

In December 2020, the Company entered into a $13,475 seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery date for each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5% per annum. As of September 30, 2022, the Company had drawn the total available amount and the outstanding balance was $9,388. Finance costs associated with the seller’s credit agreement for the construction of six liquid barges amounted to $203 and $649 for the three and nine month periods ended September 30, 2022, respectively, and $254 and $829 for the three and nine month periods ended September 30, 2021, respectively, and are included in the unaudited condensed consolidated statement of profit/(loss) under the caption “Finance costs”.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet. Navios Logistics completed the acquisition on March 22, 2021, which included a $15,000 seller’s credit agreement. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum. As at September 30, 2022, the outstanding balance under the seller’s credit agreement was $10,000. Finance costs associated with the seller’s credit agreement for the acquisition of the 2020 Fleet amounted to $115 and $360 for the three and nine month periods ended September 30, 2022, respectively, and $189 and $395 for the three and nine month periods ended September 30, 2021, respectively, and are included in the unaudited condensed consolidated statement of profit/(loss) under the caption “Finance costs”.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

In connection with the loan obligations described herein and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all such covenants as of September 30, 2022.

The annualized weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 10.11% and 10.15% for the three and nine month periods ended September 30, 2022, respectively, and 9.91% and 9.97% for the three and nine month periods ended September 30, 2021, respectively.

As of September 30, 2022 and December 31, 2021, an amount of $9,558 and $23,277, respectively, was included under the caption “Trade and other payables” in the Company’s unaudited condensed statement of financial position related to accrued interest from its interest-bearing loans and borrowings.

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of September 30 2022, for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above).

Year	Amount in thousands of U.S. dollars
September 30, 2023	$79,462
September 30, 2024	77,836
September 30, 2025	557,698
September 30, 2026	1,230

Total	$716,226

NOTE 9: LEASES

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 43.6 years with extension option attached, while office lease agreements generally have lease terms between 0.8 and 4.1 years.

The Company also has certain leases of offices with lease terms of 12 months or less and other low value office equipment. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Office buildings	Total right of use assets
Balance as at January 1, 2022	$6,992	$1,011	$8,003

Lease reassessment	539	—	539
Additions	—	304	304
Depreciation expense	(127)	(396)	(523)

Balance as at September 30, 2022	$7,404	$919	$8,323

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

An analysis of the lease liabilities is as follows:

2022
At January 1,	$8,751
Additions	304
Lease reassement	539
Accretion of interest	539
Payments	(934)

At September 30,	$9,199

Current	$1,249
Non-current	$7,950

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

Less than 1 year	Between 1 and 5 years	Over 5 years	Total
$1,249	$2,947	$24,145	$28,341

The table below presents the components of the Company’s lease expense for the three and nine month periods ended September 30, 2022 and 2021:

	Nine month period ended September 30, 2022	Nine month period ended September 30, 2021	Three month period ended September 30, 2022	Three month period ended September 30, 2021
Depreciation expense of right-of-use assets	$523	$568	$186	$159
Interest expense on lease liabilities	539	500	181	178
Expense related to short-term leases	3,040	4,759	1,019	1,591

Total	$4,102	$5,827	$1,386	$1,928

Company as a lessor

The Company through its subsidiaries entered into time charter agreements with aggregate hire receivables (contracted revenue), comprising lease revenue and service revenue (see Note 4.1). There are no significant variable lease payments in relation to these agreements.

In February 2017, two self-propelled barges of the Company’s fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, in cash. The sale price was to be received in installments in the form of lease payments through 2023. The barges could be transferred at the lessee’s option, at no cost, at the end of the lease period. In October 2021 and November 2021, the Company received the final installments of San Lorenzo and Formosa.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 10: RELATED PARTY DISCLOSURES

As of September 30, 2022 and December 31, 2021, amounts due to affiliate companies were as follows:

	September 30, 2022	December 31, 2021
Peers Business Inc. (Other related party)	$(10,000)	$(15,000)
Navios Shipmanagement Inc. (Other related party)	(638)	(384)

Total	$(10,638)	$(15,384)

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement (as defined herein) which was repaid as of December 31, 2021, and the Promissory Note (as defined herein).

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings $50,000 on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility was secured by Navios Holdings 2022 Notes purchased with funds borrowed under the Navios Holdings Loan Agreement. The secured credit facility included an arrangement fee of $500 and initially bore fixed interest of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Logistics agreed to increase the amount available under the Navios Holdings Loan Agreement by $20,000. Following this amendment, as a result of the redemption of the 2022 Notes, repayment of the Term Loan B Facility and the issuance of 2025 Notes, (a) the interest rate on the Navios Holdings Loan Agreement decreased to 10.0%, and (b) the maturity of the Navios Holdings Loan Agreement was extended to December 2024.

On June 24, 2020, Navios Logistics entered into a deed of assignment and assumption with its wholly owned subsidiary, Grimaud, and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan Agreement, in which Navios Logistics assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6,381 in satisfaction of the interest payable in respect of the Navios Holdings Loan Agreement as of that date.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, Grimaud entered into a supplemental agreement (the “Supplemental Navios Holdings Loan Agreement”) to the Navios Holdings Loan Agreement, whereby Grimaud and Navios Holdings agreed to amend the Navios Holdings Loan Agreement so that the Navios Holdings Loan Agreement could be repaid or prepaid in full through the issuance of shares of common stock of Navios Holdings (the “Shares”) to Grimaud. The effectiveness of the Supplemental Navios Holdings Loan Agreement was subject to, and contingent upon, a prepayment by Navios Holdings of the Navios Holdings Loan Agreement in the amount of $7,500 in cash and the effectiveness of a registration statement of Navios Holdings registering the resale of 9,301,542 Shares, among other conditions. On July 13, 2021, following the completion of all conditions precedent, the Shares were transferred to Grimaud and the Navios Holdings Loan Agreement was repaid in full. Subsequently, Grimaud entered into a 10b-5 sales agreement for the sale of the Shares. As of July 30, 2021, the date on which the shares of Grimaud were distributed as dividend to the shareholders of the Company, Grimaud had sold 752,000 shares of common stock of Navios Holdings and generated net proceeds of $3,704. Following the July 30, 2021 dividend, the Company recognized a loss of $24,149 in its unaudited condensed consolidated statement of profit/(loss) for the period ended September 30, 2021 included under the caption “Loss from mark to market and disposal of financial asset”.

As of December 31, 2021, the full amount outstanding under the Navios Holdings Loan Agreement was repaid. For the three and nine month periods ended September 30, 2021, interest income related to the Navios Holdings Loan Agreement amounted to $329 and $4,230, respectively, and is included in the unaudited condensed consolidated statement of profit/(loss) under the caption “Finance income”.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 and January 1, 2022 (extending the term of the agreement to January 1, 2027), was assigned from NC to NSM. Thereafter, NSM continues to provide certain administrative management services to Navios Logistics. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for both the three and nine month periods ended September 30, 2022 and 2021 amounted to $286 and $858, respectively.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster), Divijet S.A., Trace Capital and Pit Jet S.A., all partially owned by Claudio Pablo Lopez, Navios Logistics’ Vice Chairman. Total charges were less than $0.1 million and nil for the three month periods ended September 30, 2022 and 2021 and less than $0.1 million and nil for the nine month periods ended September 30, 2022 and 2021. Amounts payable amounted to nil as of September 30, 2022 and December 31, 2021.

Promissory note: On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud (the “Promissory Note”). The Promissory Note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the Promissory Note was assigned to Peers. As of September 30, 2022, the Company had paid an amount of $10,000 relating to the Promissory Note.

Employment Agreements - Compensation of key management personnel

The Company had employment agreements with three key management employees who are non-controlling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but have been renewed automatically for successive one-year periods. The agreements called for base salaries ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation expense relating to its key management employees totaling $225 and $675 for the three and nine month periods ended September 30, 2022 and 2021, respectively. As of October 2022, only one employment agreement remains in force.

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of its directors and members of the Company’s senior management who are not employees of the Company. This compensation is included in the administrative expenses charged which amounted to $286 and $858 for both the three and nine month periods ended September 30, 2022 and 2021.

NOTE 11: FAIR VALUE MEASUREMENT

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Interest-bearing loans and borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed rate borrowings and their fair value was determined based on quoted market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2022		December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$52,781	$52,781	$32,580	$32,580
2025 Notes	$(486,967)	$(470,635)	$(484,073)	$(526,710)
Notes payable, including current portion	$(9,287)	$(9,287)	$(12,463)	$(12,463)
Other long-term indebtedness, including current portion	$(54,149)	$(54,149)	$(45,814)	$(45,814)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at September 30, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$52,781	$52,781	$—	$—
2025 Notes	$(470,635)	$(470,635)	$—	$—
Notes payable, including current portion(1)	$(9,287)	$—	$(9,287)	$—
Other long-term indebtedness, including current portion (1)	$(54,149)	$—	$(54,149)	$—

	Fair Value Measurements at December 31, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$32,580	$32,580	$—	$—
2025 Notes	$(526,710)	$(526,710)	$—	$—
Notes payable, including current portion(1)	$(12,463)	$—	$(12,463)	$—
Other long-term indebtedness, including current portion (1)	$(45,814)	$—	$(45,814)	$—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account the Company’s creditworthiness. There were no changes in valuation techniques during the reporting periods presented, neither there were transfers between levels.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 12: EARNINGS/(LOSS) PER SHARE (EPS)

Basic and diluted net earnings/(loss) per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings/(loss) per share for the periods ended September 30, 2022 and 2021 respectively, are as follows:

	Nine month period ended September 30, 2022	Nine month period ended September 30, 2021	Three month period ended September 30, 2022	Three month period ended September 30, 2021
Profit/(loss) attributable to Navios Logistics’ stockholders	$7,600	$(26,771)	$1,608	$(28,434)

Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000

Net earnings/(loss) per share from continuing operations: Basic and diluted	$0.38	$(1.34)	$0.08	$(1.42)

At September 30, 2022 and 2021, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Legal

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2023.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to the Company as a result of the settlement of $4,140, which will be collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. In June 2021 and 2022, the Company collected the first and second installments.

On April 28, 2022, the Company entered into a five year finance leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The finance lease contract is payable by 60 consecutive monthly payments of $26 each, commencing with the delivery date of the applicable barge. At expiration, the Company will have the ability to exercise the purchase option of these barges or extend the term of the finance leasing contract.

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale International S.A. (“Vale”), dated September 27, 2013, remains in full force and effect. Any transfer, novation, or assignment of the Vale port contract or any obligations or rights arising thereunder by Vale is subject to the prior approval of the Navios counterparty.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s unaudited condensed consolidated financial position, results of operations or cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2022	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ George Achniotis
George Achniotis
Chief Executive Officer